






INSTEEL
INDUSTRIES INC.

ANNUAL REPORT
2023

REINFORCING
AMERICA

We manufacture and market prestressed concrete strand and welded wire reinforcement, including engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement. Our products are sold to manufacturers of concrete products and concrete contractors for use primarily in nonresidential construction applications. Headquartered in Mount Airy, North Carolina, we operate ten manufacturing facilities located in the United States.



Manufacturing Locations

- Welded Wire Reinforcement
- Prestressed Concrete Strand

Insteel Industries is the **nation's largest manufacturer** of steel wire reinforcing products for concrete construction applications.

BUSINESS OVERVIEW



58% Welded Wire Reinforcement **REVENUES** **42%** Prestressed Concrete Strand

85% Nonresidential **MARKETS** **15%** Residential

Welded Wire Reinforcement

Prefabricated reinforcement consisting of high-strength wires that are welded into specified patterns according to customer requirements, which may provide for alternative wire diameters, lengths and spacings. Wire intersections are electrically resistance-welded by computer-controlled continuous automatic welding lines that use pressure and heat to fuse longitudinal and transverse wires in their proper position.

Engineered Structural Mesh	Concrete Pipe Reinforcement	Standard Welded Wire Reinforcement
Engineered made-to-order product that is used as the primary reinforcement in concrete elements or structures, frequently serving as a replacement for hot-rolled rebar.	Engineered made-to-order product that is used as the primary reinforcement in concrete pipe and box culverts for drainage and sewage systems, water treatment facilities and other related applications.	Secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and a wide range of slab-on-grade applications.
PLANT LOCATIONS Dayton, TX | Hazleton, PA | Jacksonville, FL | Kingman, AZ | Mount Airy, NC | St. Joseph, MO	**PLANT LOCATIONS** Dayton, TX | Jacksonville, FL | Kingman, AZ | Mount Airy, NC | St. Joseph, MO	**PLANT LOCATIONS** Dayton, TX | Hazleton, PA | Hickman, KY | Jacksonville, FL | Mount Airy, NC
CUSTOMER SEGMENTS Precast and Prestressed Producers | Rebar Fabricators | Distributors | Contractors	**CUSTOMER SEGMENTS** Concrete Pipe and Precast Producers	**CUSTOMER SEGMENTS** Rebar Fabricators | Distributors
END USES Nonresidential Construction	**END USES** Nonresidential Construction | Residential Construction	**END USES** Nonresidential Construction | Residential Construction

Prestressed Concrete Strand

High-strength seven-wire reinforcement consisting of six wires that are continuously wrapped around a center wire forming a strand, which is then heat-treated while under tension. Provides compression forces in concrete elements and structures, allowing for the use of longer, thinner and lighter spans or sections. May be used in either pretensioned or posttensioned applications to reinforce bridges, parking decks, buildings, other concrete structures and concrete slabs for new homes in regions that have expansive soil.

Prestressed Concrete Strand		
PLANT LOCATIONS Gallatin, TN | Houston, TX | Sanderson, FL	**CUSTOMER SEGMENTS** Precast Prestress Producers | Posttensioning Suppliers	**END USES** Nonresidential Construction | Residential Construction



LETTER TO SHAREHOLDERS

Following the Company's record financial performance in 2022, net earnings in 2023 fell to $32.4 million, or $1.66 per share, as we experienced a steep slide in steel prices that persisted for the entire year together with inventory corrections throughout the supply chain that adversely affected operating rates and manufacturing costs at several facilities. We also experienced substantial inflationary impacts at our plants. After tax return on capital employed was 8.4%.

Cash flow from operations for 2023 was a record $142.2 million. The Company invested $30.7 million in its facilities and information systems and finished the fiscal year with a cash balance of $125.7 million and no borrowings outstanding on its revolving credit facility. The strong cash generation performance was driven by profitability and the reduction in net working capital resulting from the rebalancing of inventories and lower steel prices.

In view of our strong financial position, the Board of Directors authorized payment of a special dividend in the amount of $2.50 per share with a record date of December 8, 2023 and payment date of December 22, 2023. While payment of any special dividend is contingent upon projected capital requirements and operating results, Insteel has paid a special dividend seven times since 2016, cumulatively totaling $11.25 per share. Following payment of the dividend, we expect to be well positioned to fully fund our ongoing aggressive capital investment program and to retain sufficient financial flexibility to execute on other opportunities that may arise.

We have been asked to explain our rationale for returning capital to shareholders through special dividends rather than through purchases of IIIN common shares. The Board considers all options when evaluating returning capital, and several factors influence our eventual decision: First, the relative illiquidity of the Company's shares has been a concern since our initial public offering in 1985 and purchasing our shares would exacerbate this problem. Second, the Board considers the likely purchase price of Company shares relative to their intrinsic value. Third, regulations severely restrict the volume of shares the Company is allowed to purchase in the open market. With those factors in mind, the Board has elected to return more significant amounts of capital through special dividends, although in recent years we have also acquired sufficient common shares to offset dilution from the equity incentive plan. These factors will likely continue to be primary considerations of the Board when it considers returning capital to shareholders.

A differentiating factor for Insteel as compared to competitors in the industry is our commitment to continually invest in our facilities and information systems. To that end, in 2023 we invested $30.7 million to purchase and install three new production lines, maintain our facilities, and to upgrade our information systems. At the end of the year, two of the three new production lines were operational and the third is expected to come online during the second or third fiscal quarter of 2024. We have entertained investor questions concerning the timing of our investments in view of weaker than expected business conditions in certain markets. The reality is that we do not have the luxury of choosing the business environment for commissioning and startup of new capacity. With lead times of approximately two years for most significant capital investments, it is impossible to forecast prevailing business conditions at the time of startup. Additionally, lower cash cost of production and broadening our product offering are substantial return components of nearly every significant capital investment made by the Company, making market conditions at the time of startup somewhat less consequential. The Company believes its disciplined investment philosophy is aligned with the interests of shareholders across the business cycle.



OUTLOOK

We estimate that approximately 85% of our revenues are generated from activity in the nonresidential construction market with about 35% of revenues derived from public sector spending and about 50% from private sector spending. While rising interest rates adversely affected speculative spending in the private sector, we believe owner occupied activity was less affected, and public sector spending has been unaffected by higher interest rates. In 2024 we expect a gradual recovery in private nonresidential spending and robust spending in the public sector driven by healthy fiscal conditions for most states and municipalities and the effect of the Infrastructure and Jobs Act that was passed by Congress in 2021.

Residential construction markets, accounting for approximately 15% of Insteel revenues, experienced an abrupt and significant slowdown beginning in the third fiscal quarter of 2022 as rising interest rates affected housing affordability and uncertainty caused risk aversion. Subsequently, activity in residential markets rebounded following inventory corrections, although pricing has remained highly competitive. Additionally, low priced imports of PC strand targeted toward the posttensioned slab on grade housing market have caused substantial margin compression. During 2024, we expect further recovery in residential construction markets although margin compression may persist until later in the year.

Insteel's business continues to be highly cyclical, and our financial results can be impacted significantly by volatility in steel prices. During the last three years, unprecedented volatility produced tailwinds for the Company in 2021 and part of 2022, and substantial headwinds during 2023. Looking forward, we believe the steel price correction has run its course and that markets have stabilized, promising less volatility for 2024. As we commented in our Q4 earnings call, the first fiscal quarter of 2024 is likely to be the most challenging period of the year as we experience seasonally weak market conditions, consume higher cost inventories, and experience the adverse volume impact of customer inventory liquidations. We expect, however, reasonable demand and improved financial performance for the balance of the year. Regardless of market conditions, we remain committed to industry leadership.

Thank you for your support.

H.O. Woltz III

Chairman, President and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)	2023	2022	2021
Operating Results:			
Net sales	$649,188	$826,832	$590,601
Gross profit	65,398	197,310	121,548
% of net sales	10.1%	23.9%	20.6%
Net earnings	$ 32,415	$125,011	$ 66,610
% of net sales	5.0%	15.1%	11.3%
Per Share Data:			
Net earnings:			
Basic	$ 1.66	$ 6.41	$ 3.44
Diluted	1.66	6.37	3.41
Cash dividends declared	2.12	2.12	1.62
Returns:			
Return on total capital[1]	8.4%	36.1%	23.5%
Return on shareholders' equity[2]	8.4%	36.1%	23.5%
Financial Position:			
Cash and cash equivalents	$125,670	$ 48,316	$ 89,884
Total assets	447,513	471,745	390,710
Total debt	-	-	-
Shareholders' equity	381,505	389,744	302,038
Cash Flows:			
Net cash provided by operating activities	$142,200	$ 5,670	$ 69,878
Capital expenditures	30,702	15,900	17,500
Depreciation and amortization	13,304	14,486	14,521
Cash dividends paid	41,252	41,162	31,294

(1) Net earnings/(average total debt + average shareholders' equity).
(2) Net earnings/average shareholders' equity.

NET SALES
(in millions)



GROSS MARGIN



NET EARNINGS PER SHARE
(diluted)



RETURN ON TOTAL CAPITAL





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended September 30, 2023
OR
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________
Commission file number 1-9929

INSTEEL INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

North Carolina	**56-0674867**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1373 Boggs Drive, Mount Airy, North Carolina 27030
(Address of principal executive offices) (Zip Code)
(336) 786-2141
Registrant's telephone number, including area code:

SECURITIES REGISTERED SUBJECT TO SECTION 12(b) OF THE EXCHANGE ACT:		
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock (No Par Value)	**IIIN**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark	**YES**	**NO**
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☐	☑
• if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.		☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑	☐
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	☐
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).	☐	☑

As of April 1, 2023 (the last business day of the registrant's most recently completed second quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was $424,911,914 based upon the closing sale price as reported on the New York Stock Exchange. As of October 24, 2023, there were 19,454,250 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's proxy statement to be delivered to shareholders in connection with the 2024 Annual Meeting of Shareholders are incorporated by reference as set forth in Part III hereof.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, particularly in the "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this report. When used in this report, the words "believes," "anticipates," "expects," "estimates," "appears," "plans," "intends," "may," "should," "could," "outlook," "continues," "remains" and similar expressions are intended to identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are subject to a number of risks and uncertainties and involve certain assumptions. Actual results may differ materially from those expressed in forward-looking statements, and we can provide no assurances that such plans, intentions or expectations will be implemented or achieved. Many of these risks and uncertainties are discussed in the "Risk Factors" section of this report and are updated from time to time in our filings with the United States ("U.S.") Securities and Exchange Commission ("SEC").

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made, and we do not undertake any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as may be required by law.

It is not possible to anticipate and list all risks and uncertainties that may affect our business, future operations or financial performance; however, they include, but are not limited to, the following:

- general economic and competitive conditions in the markets in which we operate;
- changes in the spending levels for nonresidential and residential construction and the impact on demand for our products;
- changes in the amount and duration of transportation funding provided by federal, state and local governments and the impact on spending for infrastructure construction and demand for our products;
- the cyclical nature of the steel and building material industries;
- credit market conditions and the relative availability of financing for us, our customers and the construction industry as a whole;
- the impact of rising interest rates on the cost of financing for our customers;
- fluctuations in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod, from domestic and foreign suppliers;
- competitive pricing pressures and our ability to raise selling prices in order to recover increases in raw material or operating costs;
- changes in U.S. or foreign trade policy affecting imports or exports of steel wire rod or our products;
- unanticipated changes in customer demand, order patterns and inventory levels;
- the impact of fluctuations in demand and capacity utilization levels on our unit manufacturing costs;
- our ability to further develop the market for engineered structural mesh ("ESM") and expand our shipments of ESM;
- legal, environmental, economic or regulatory developments that significantly impact our business or operating costs;
- unanticipated plant outages, equipment failures or labor difficulties; and
- the risks and uncertainties discussed herein under "Item 1A. Risk Factors" in this Form 10-K.

PART I

Item 1   Business

General

Insteel Industries Inc. ("we," "us," "our," "the Company" or "Insteel") is the nation's largest manufacturer of steel wire reinforcing products for concrete construction applications. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement ("WWR"), including ESM, concrete pipe reinforcement ("CPR") and standard welded wire reinforcement ("SWWR"). Our products are sold mainly to manufacturers of concrete products that are used primarily in nonresidential construction. For fiscal 2023, we estimate that approximately 85% of our sales were related to nonresidential construction and 15% were related to residential construction.

Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP"), an operating subsidiary, and Intercontinental Metals Corporation, an inactive subsidiary. We were incorporated in 1958 in the State of North Carolina.

Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer in our industry; and (3) pursuing growth opportunities within our core businesses that further our penetration of the markets we currently serve or expand our footprint. Headquartered in Mount Airy, North Carolina, we operate ten manufacturing facilities that are all located in the U.S. in close proximity to our customers and raw material suppliers. Our growth strategy is focused on organic opportunities as well as strategic acquisitions in existing or related markets that leverage our infrastructure and core competencies in the manufacture and marketing of concrete reinforcing products.

Products

Our operations are entirely focused on the manufacture and marketing of steel wire reinforcing products for concrete construction applications. Our concrete reinforcing products consist of two product lines: PC strand and WWR. Based on the criteria specified in Financial Accounting Standards Board Accounting Standards Codification Topic 280, Segment Reporting, we have one reportable segment.

PC strand is a high strength, seven-wire strand that is used to impart compression forces into precast concrete elements and structures, which may be either pretensioned or posttensioned, providing reinforcement for bridges, parking decks, buildings and other concrete structures. Its high tensile strength allows for the casting of longer spans and thinner sections. Pretensioned or "prestressed" concrete elements or structures are primarily used in nonresidential construction while posttensioned concrete elements or structures are used in both nonresidential and residential construction.

WWR is produced as either a standard or a specially engineered reinforcing product for use in nonresidential and residential construction. We produce a full range of WWR products, including ESM, CPR and SWWR. ESM is an engineered made-to-order product that is used as the primary reinforcement for concrete elements or structures, frequently serving as a lower cost reinforcing solution than hot-rolled rebar. CPR is an engineered made-to-order product that is used as the primary reinforcement in concrete pipe, box culverts and precast manholes for drainage and sewage systems, water treatment facilities and other related applications. SWWR is a secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and various slab-on-grade applications.

See Note 15 for the disaggregation of our net sales by product line and geography.

Marketing and Distribution

We market our products through sales representatives who are our employees. Our outside sales representatives are trained on the technical applications for our products and sell multiple product lines in their respective territories. We sell our products nationwide across the U.S. and, to a much lesser extent, into

Canada, Mexico and Central and South America. Our products are shipped primarily by truck, using common or contract carriers. The delivery method selected is determined based on backhaul opportunities, comparative costs and customer service requirements.

Customers

We sell our products to a broad range of customers that includes manufacturers of concrete products, and to a lesser extent, distributors, rebar fabricators and contractors. In fiscal 2023, we estimate that approximately 70% of our net sales were to manufacturers of concrete products and 30% were to distributors, rebar fabricators and contractors. In many cases, we are unable to identify the specific end use for our products as most of our customers sell products that are used for both nonresidential and residential construction, and the same products can be used for different end uses. We did not have any single customers that represented 10% or more of our net sales in fiscal years 2023, 2022 or 2021. The loss of a single customer or a few customers would not have a material adverse impact on our business.

Backlog

Backlog for our business is minimal due to the relatively short lead times that are required by our customers. We believe that the majority of our firm orders as of the end of fiscal 2023 will be shipped during the first quarter of fiscal 2024.

Seasonality and Cyclicality

Demand in our markets is both seasonal and cyclical, driven by the level of construction activity, but can also be impacted by fluctuations in the inventory positions of our customers. Shipments are seasonal, typically reaching their highest level when weather conditions are the most conducive to construction activity. As a result, assuming normal seasonal weather patterns, shipments and profitability are usually higher in the third and fourth quarters of the fiscal year and lower in the first and second quarters. Construction activity and demand for our products is cyclical based on overall economic conditions, although there can be significant differences between the relative strength of nonresidential and residential construction for extended periods.

Raw Materials

The primary raw material used to manufacture our products is hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers and can generally be characterized as a commodity product. We purchase several different grades and sizes of wire rod with varying specifications based on the diameter, chemistry, mechanical properties and metallurgical characteristics that are required for our products. High-carbon grades of wire rod are required for the production of PC strand while low-carbon grades are used to manufacture WWR.

Wire rod prices tend to fluctuate based on changes in scrap and other metallic prices for steel producers together with domestic and global market conditions. In most economic environments, domestic demand for wire rod exceeds domestic production capacity, and imports of wire rod are necessary to satisfy the supply requirements of the U.S. market. U.S. government trade policies and trade actions by domestic wire rod producers can significantly impact the pricing and availability of imported wire rod, which during fiscal years 2023 and 2022 represented approximately 14% and 26%, respectively, of our total wire rod purchases. We believe that our substantial wire rod requirements, desirable mix of sizes and grades and strong financial condition represent a competitive advantage by making us a relatively more attractive customer to our suppliers.

Our ability to source wire rod from overseas suppliers is limited by domestic content requirements generally referred to as "Buy America" or "Buy American" laws that exist at both the federal and state levels. These laws generally prescribe a domestic "melt and cast" standard for purposes of compliance. Customers purchasing PC strand and WWR for certain applications require the Company to certify compliance with Buy America laws.

Selling prices for our products tend to be correlated with changes in wire rod prices. However, the timing and magnitude of the relative price changes varies depending upon market conditions and competitive factors. Ultimately, the relative supply – demand balance in our markets and competitive dynamics determine whether our margins expand or contract during periods of rising or falling wire rod prices.

Competition

We are the nation's largest manufacturer of steel wire reinforcing products for concrete construction applications. Our markets are highly competitive based on price, quality and service. Some of our competitors, such as Nucor Corporation, Liberty Steel USA ("Liberty") and Oklahoma Steel and Wire, are vertically integrated companies that produce both wire rod and concrete reinforcing products and offer multiple product lines over broad geographic areas. Other competitors are smaller independent companies that offer limited competition in certain markets. Our primary competitors for WWR products are Engineered Wire Products, Inc. (a subsidiary of Liberty), Wire Mesh Corporation, Concrete Reinforcements, Inc., National Wire Products, Davis Wire Corporation and Oklahoma Steel & Wire Co., Inc. Our primary competitors for PC strand are Sumiden Wire Products Corporation and Wire Mesh Corporation. Import competition is also a significant factor in certain segments of the PC strand and SWWR markets that are not subject to "Buy America" requirements.

In response to illegally traded import competition from offshore PC strand suppliers, we have pursued trade cases, when necessary, as a means of ensuring that foreign producers were complying with the applicable trade laws and regulations. In 2003, we joined together with a coalition of domestic PC strand producers and filed petitions with the U.S. Department of Commerce (the "DOC") alleging that imports of PC strand from Brazil, India, Korea, Mexico and Thailand were being "dumped" or sold in the U.S. at a price that was lower than fair value and had injured the domestic PC strand industry. The DOC ruled in our favor and imposed anti-dumping duties ranging from 12% up to 119%, which had the effect of limiting the participation of these countries in the domestic market. In 2010, we joined together with a coalition of domestic PC strand producers and filed petitions with the DOC alleging that imports of PC strand from China were being "dumped" or sold in the U.S. at a price that was lower than fair value and that subsidies were being provided to Chinese PC strand producers by the Chinese government, both of which had injured the domestic PC strand industry. The DOC ruled in our favor and imposed final countervailing duty margins ranging from 9% to 46% and anti-dumping margins ranging from 43% to 194%, which had the effect of limiting the continued participation of Chinese producers in the

domestic market. In 2020, we joined two other domestic PC strand producers and filed anti-dumping petitions against Argentina, Columbia, Egypt, Indonesia, Italy, Malaysia, Netherlands, Saudi Arabia, South Africa, Spain, Taiwan, Tunisia, Turkey, Ukraine and the United Arab Emirates. In January 2021, with respect to 8 countries, and in April 2021, with respect to 7 countries, the DOC ruled in our favor and imposed anti-dumping duties ranging from 4% to 194%, which had the effect of limiting the participation of these countries in the domestic market. Additionally, in 2020, we and four other domestic producers of SWWR filed anti-dumping petitions against Mexico. In July 2021, the DOC ruled in our favor and imposed final countervailing duty margins ranging from 23% to 110%, which had the effect of limiting the continued participation of Mexican producers in the domestic market.

Quality and service expectations of customers have risen substantially over the years and are key factors that impact their selection of suppliers. Technology has become a critical competitive factor from the standpoint of manufacturing costs, quality and customer service capabilities. In view of our strong market positions, broad product offering and national footprint, technologically advanced manufacturing facilities, low-cost production capabilities, sophisticated information systems and financial strength and flexibility, we believe that we are well-positioned to compete favorably with other producers of our concrete reinforcing products.

Human Capital

We value all our employees and their important role in the long-term success of the company. Our human capital strategy is centered around four key areas: Safe Operations, Performance Based Compensation, Equal Opportunity and Hiring and Retention. As of September 30, 2023, we had 884 employees, none of which were represented by labor unions. In the event of production disruptions, we believe that our contingency plans would enable us to continue serving our customers, although there can be no assurances that a work slowdown or stoppage would not adversely impact our operating costs and financial results.

Safe Operations

Our employees are extensively trained in a formal process of risk assessment, risk reduction and hazard elimination and empowered with the authority to stop equipment or tasks until work can be safely accomplished. "Safe Operations with Zero Harm," our internal safety philosophy, is a key part of our ongoing employee training and operations. Zero Harm is identifying and managing risk to avoid injuries, illness or other negative impacts experienced by employees, the community, customers, property, the environment and shareholders. We monitor our safety performance through a key range of leading and lagging measures of safety.

Leading Indicator Measures:	Lagging Indicator Measures:
• Hazard management process training	• Rolling 12-month Incident Recordable Rate
• Leadership engagement	• Lost Time Rate
• Employee involvement	• Severity Rate – Days Away, Restricted, and Transferred (DART)

Performance Based Compensation

Our production and skilled trades team members earn pay increases through our "Pay for Skills" program and share in productivity pay through our "Team Share" incentive program. Our salaried team members also have a compensation structure that rewards individual performance in addition to company performance. The Team Share incentive program is driven by variables that are controllable at the plant level. We believe a compensation structure, which rewards both individual initiative and team accomplishments, leads to higher levels of performance.

Equal Opportunity

Our business depends on talented individuals who bring diverse skills, experiences and backgrounds. We believe in a collaborative workplace that is based on the fundamentals of dignity, respect, equality and opportunity for all and encourage transparency and access to leadership through our Open-Door Policy, Code of Business Conduct (including Whistleblower Hotline), Equal Opportunity Policy, Harassment Policy and Mission and Values. Our performance and succession development process includes all employees. We have many team members in key leadership roles who started in entry-level roles and have grown in their careers by partnering with us in their development plans.

Hiring and Retention

Our performance relies on people who are developed and empowered to achieve results. We are improving the future of our company by identifying, developing and retaining talent that reflects our corporate philosophy. Our goal is to create a positive and engaging work environment that meets evolving employee needs in areas like flexible work schedules beyond the traditional full-time work schedule (such as part-time, weekend only, shared shift and other flexible approaches that attract a broader candidate pool). In addition, we are involved in many outreach programs in our communities to provide opportunities to diverse talent sources that may otherwise be overlooked or face barriers to equal opportunity.

Product Warranties

Our products are used in applications that are subject to inherent risks, including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. We warrant our products to meet certain specifications. Although actual or claimed deficiencies from these specifications may give rise to claims, we do not maintain a reserve for warranties as the historical claims have been immaterial. We maintain product liability insurance coverage to minimize our exposure to such risks.

Governmental Regulation and Environmental Matters

We are subject to federal, state and local laws and regulations in the United States that could affect our business, including regulations relating to generating emissions, water discharges, waste and workplace safety. We believe that we are in compliance in all material respects with applicable environmental laws and regulations. We have experienced no material difficulties in complying with legislative or regulatory standards and believe that these standards have not materially impacted our financial position or results of operations. However, laws and regulations may be changed, accelerated or adopted that impose significant operational restrictions and compliance requirements on us and which could negatively impact our operating results. See "Item 1A. Risk Factors". We do not expect to incur material capital expenditures for environmental control facilities during fiscal 2024.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports are available at no cost on our website at https://investor.insteel.com and the SEC's website at www.sec.gov as soon as reasonably practicable after we file these reports with the SEC. The information available on our website and the SEC's website is not incorporated into this report or any of our filings with the SEC.

Item 1A   Risk Factors

An investment in our common stock involves risks and uncertainties. You should carefully consider the following risk factors, in addition to the other information contained in this annual report on Form 10-K, before deciding whether an investment in our common stock is suitable for you. The risk factors described below are not the only ones we face. There may be other risks and uncertainties that are currently unknown to us or that we currently consider to be immaterial that could adversely affect our business, results of operations, financial condition and cash flows.

Industry Specific Risks

Our business is cyclical and can be negatively impacted by prolonged economic downturns, rising interest rates or tightening in the financial markets that reduce the level of construction activity and demand for our products.

Demand for our products is cyclical in nature and sensitive to changes in the economy and in the financial markets. Our products are sold primarily to manufacturers of concrete products that are used for a broad range of nonresidential and residential construction applications. Demand for our products is driven by the level of construction activity, which tends to be correlated with conditions in the overall economy as well as other factors beyond our control. Rising interest rates or tightening in the financial markets could adversely impact demand for our products by increasing the cost of financing or reducing the availability of financing to our customers and the construction industry as a whole. Future prolonged periods of economic weakness, high interest rates or reduced availability of financing could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Our business can be negatively impacted by reductions in the amount and duration of government funding for infrastructure projects that reduce the level of construction activity and demand for our products.

Certain of our products are used in the construction of highways, bridges and other infrastructure projects that are funded by federal, state and local governments. Reductions in the amount of funding for such projects or the period for which it is provided, including as a result of budget uncertainty, the potential for U.S. Government shutdowns, the use of continuing resolutions and the federal debt ceiling, could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Foreign competition could adversely impact our financial results.

Certain of our PC strand and SWWR markets are subject to foreign import competition on an ongoing basis. If we are unable to purchase raw materials and achieve manufacturing costs that are competitive with those of foreign producers, or if the margin and return requirements of foreign producers are substantially lower, our market share and profit margins could be negatively impacted. In response to illegally traded import competition from offshore PC strand and SWWR suppliers, we have pursued trade cases, when necessary, as a means of ensuring that foreign producers were complying with the applicable trade laws and regulations. Such actions may be costly and may not be successful. Trade law enforcement is critical to our ability to maintain our competitive position against foreign PC strand and SWWR producers that engage in unlawful trade practices.

Our financial results can be negatively impacted by the volatility in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod.

The primary raw material used to manufacture our products is hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We do not use derivative commodity instruments to hedge our exposure to changes in the price of wire rod as such instruments are currently unavailable in the financial markets. Prices for wire rod have become increasingly volatile in recent years driven by the higher degree of variability in raw material costs for rod producers, changes in trade policy and the fluctuation of domestic supply. In response, wire rod producers have resorted to increasing the frequency of price adjustments, typically on a monthly basis, as well as unilaterally changing the terms of prior commitments.

Although changes in our wire rod costs and selling prices tend to be correlated, we may be unable to fully recover increased rod costs during weaker market environments, which would reduce our earnings and cash flows. Additionally, when raw material costs decline, our financial results would be negatively impacted if the selling prices for our products decrease to an even greater extent and if we are consuming higher cost material from inventory.

Our financial results can also be significantly impacted if raw material supplies are inadequate to satisfy our purchasing requirements. For example, U.S. government trade policies and trade actions by domestic wire rod producers against other countries can significantly impact the availability and cost of imported wire rod. The imposition of tariffs, quotas or anti-dumping or countervailing duty margins by the U.S. government against exporting countries can have the effect of reducing or eliminating their competitiveness and participation in the domestic market. If we were unable to obtain adequate and timely delivery of our raw material requirements, we may be unable to manufacture sufficient quantities of our products or operate our manufacturing facilities in an efficient manner, which could result in lost sales and higher operating costs. Because tight market conditions typically affect the entire industry, during past periods of short raw material supply, margins and profitability have been favorably impacted due to curtailed availability of PC strand and WWR that supported higher average selling prices. There is no assurance that future short supply conditions in raw material markets would result in similar outcomes, however.

Demand for our products is highly variable and difficult to forecast due to our minimal backlog and unanticipated changes that can occur in customer order patterns or inventory levels.

Demand for our products is highly variable. The short lead times for customer orders and minimal backlog that characterize our business make it difficult to forecast the future level of demand for our products. In some cases, unanticipated softening in demand can be exacerbated by inventory rebalancing measures pursued by our customers, which may cause significant fluctuations in our sales, profitability and cash flows.

Operational Risks

Our manufacturing facilities are subject to unexpected equipment failures, operational interruptions and casualty losses.

Our manufacturing facilities are subject to risks that may limit our ability to manufacture and sell our products, including unexpected equipment failures, operational interruptions and catastrophic losses due to other unanticipated events such as fires, explosions, accidents, adverse weather conditions and transportation interruptions. Any such equipment failures or events can subject us to plant shutdowns and periods of reduced production or unexpected downtime. Furthermore, the resolution of certain operational interruptions may require significant capital expenditures. Although our insurance coverage could offset the

losses or expenditures relating to some of these events, our results of operations and cash flows would be negatively impacted to the extent that such claims were not covered or only partially covered by our insurance.

Our financial results could be adversely impacted by the escalation of our operating costs.

Consistent with the experience of other employers, our labor, medical and workers' compensation costs have increased substantially in recent years and are expected to continue to rise. If this trend continues, the cost of labor and to provide healthcare and other benefits to our employees could increase, adversely impacting profitability. As the labor market continues to recover from the effects of the COVID-19 pandemic, availability of qualified employees and competition for them has escalated, which has increased costs associated with attracting and retaining employees. We cannot be certain that we will be able to maintain an adequately skilled labor force necessary to operate efficiently or that our labor costs will not increase as a result of a shortage in the availability of skilled employees. Additionally, employee turnover could result in lost time due to inefficiencies and the need for additional training, which could impact our operating results. Changes to healthcare regulations may also increase the cost of providing such benefits to our employees. We cannot predict the ultimate content, timing, or effect of any healthcare reform legislation or the impact of potential legislation or related proposals and policies on our results. Any significant increases in the costs attributable to our self-insured health and workers' compensation plans could adversely impact our business, results of operations, financial condition and cash flows.

In addition, increasing transaction prices for freight, natural gas, electricity, fuel and consumables would adversely affect our manufacturing and distribution costs. For most of our business, we incur the transportation costs associated with the delivery of products to our customers. Although we have previously implemented numerous measures to offset the impact of increases in these costs, there can be no assurance that such actions will be effective. If we are unable to pass these additional costs through by raising our selling prices, our financial results could be adversely impacted.

Our business, financial condition and results of operations may be adversely impacted by the effects of inflation.

The recent rise in inflation has increased the costs of labor, energy, operating supplies and raw materials. If we are unable to pass these increases in costs to our customers it could adversely affect our business, financial condition and results of operations by increasing our overall cost structure.

Our business and operations are subject to risks related to climate change.

The long-term effects of global climate change could present both physical risks and transition risks (such as regulatory or technology changes), which are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of raw materials, commodities and energy (including utilities), which in turn may impact our ability to procure goods or services required for the operation of our business at the quantities and levels we require. Additionally, we have facilities located in areas that may be impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to our facilities and inventory as well as business interruption caused by such events. Furthermore, periods of extended inclement weather or associated flooding may inhibit construction activity utilizing our products and delay shipments of our products to customers. We believe that adaptation strategies to accommodate rising sea levels and other climate related phenomena could stimulate demand for our products to the extent that reinforced concrete products are essential to managing surface waters.

We also use natural gas, diesel fuel, gasoline and electricity in our operations, all of which could face increased regulation as a result of climate change or other environmental concerns. Additionally, we may face increased costs to respond to future water laws and regulations, and operations in areas with limited water availability may be impacted if droughts become more frequent or severe. Any such events could have a material adverse effect on our costs or results of operations.

Financing Risks

Our operations are subject to seasonal fluctuations that may impact our cash flows.

Our shipments are typically lower in the first and second fiscal quarters due to the unfavorable impact of winter weather on construction activity during these periods and customer plant shutdowns associated with holidays. As a result, our cash flows may fluctuate from quarter to quarter due to these seasonal factors.

Our capital resources may not be adequate to provide for our capital investment and maintenance expenditures if we were to experience a substantial downturn in our financial performance.

Our operations are capital intensive and require substantial recurring expenditures for the routine maintenance of our equipment and facilities. Although we expect to finance our business requirements through internally generated funds or from borrowings under our $100 million revolving credit facility, we cannot provide any assurances these resources will be sufficient to support our business. A material adverse change in our operations or financial condition could limit our ability to borrow funds under our credit facility, which could further adversely impact our liquidity and financial condition. Any significant future acquisitions could require additional financing from external sources that may not be available on favorable terms, which could adversely impact our growth, operations, financial condition and results of operations.

Legal and Regulatory Risks

Changes in environmental compliance and remediation requirements could result in substantial increases in our capital investments and operating costs.

Our business is subject to numerous federal, state and local laws and regulations pertaining to the protection of the environment that could require substantial increases in capital investments and operating costs. These laws and regulations, which are constantly evolving, are becoming increasingly stringent, and the ultimate impact of compliance is not always clearly known or determinable because regulations under some of these laws have not yet been promulgated or are undergoing revision. Legislation and increased regulation regarding climate change, including mandatory reductions in energy consumption or emissions of greenhouse gases, could impose significant costs on us, including costs related to energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

General Risks

Our business, results of operations, financial condition, cash flows and stock price can be adversely affected by pandemics, epidemics or other public health emergencies, such as the COVID-19 pandemic.

The COVID-19 pandemic negatively impacted the global economy, disrupted supply chains and created significant volatility and disruption of financial markets. In the event of the renewed outbreak of COVID-19, the emergence of new variants or an outbreak of a different virus or disease, we could experience disruptions in our supply chain, operations, facilities and workforce which could negatively affect our results of operations, financial condition, cash flows and stock price.

Our stock price can be volatile, often in connection with matters beyond our control.

Equity markets in the U.S. have been increasingly volatile in recent years. During fiscal 2023, our common stock traded as high as $35.80 and as low as $24.00. There are numerous factors that could cause the price of our common stock to fluctuate significantly, including: variations in our financial results; changes in our business outlook and expectations for the construction industry; changes in market valuations of companies in our industry; and announcements by us, our competitors or industry participants that may be perceived to impact our financial results.

We are increasingly dependent on information technology systems that are susceptible to certain risks, including cybersecurity breaches and data leaks, which could adversely impact our business.

Our increasing reliance on technology systems and infrastructure heightens our potential vulnerability to system failure and malfunction, breakdowns due to natural disasters, human error, unauthorized access, power loss and other unforeseen events. Data privacy breaches by employees and others with or without authorized access to our systems poses risks that sensitive data may be permanently lost or leaked to the public or other unauthorized persons. With the growing use and rapid evolution of technology, not limited to cloud-based computing and mobile devices, there are additional risks of unintentional data leaks. There is also the risk of theft of confidential information, intentional vandalism, industrial espionage and a variety of cyber-attacks that could compromise our internal technology system and infrastructure or result in data leaks in-house or at our third-party providers and business partners. While we have taken reasonable steps to protect the Company from cybersecurity risks and security breaches, there can be no assurance that such events will not occur. Failures of technology or related systems, cybersecurity incidents, or improper release of confidential information, could adversely impact our business or subject us to unexpected liabilities, expenditures and recovery time.

Our financial results could be adversely impacted by the impairment of goodwill.

Our balance sheet includes intangible assets, including goodwill and other separately identifiable assets related to prior acquisitions, and we may acquire additional intangible assets in connection with future acquisitions. We are required to review goodwill for impairment on an annual basis or more frequently if certain indicators of permanent impairment arise such as, among other things, a decline in our stock price and market capitalization or a reduction in our projected operating results and cash flows. If our review indicates that goodwill has been impaired, the impaired portion would have to be written-off during that period which could adversely impact our business and financial results.

Item 1B Unresolved Staff Comments

None.

Item 2 Properties

Our corporate headquarters and IWP's sales and administrative offices are located in Mount Airy, North Carolina. As of September 30, 2023, we operated ten manufacturing facilities located in Dayton, Texas; Gallatin, Tennessee; Hazleton, Pennsylvania; Hickman, Kentucky; Houston, Texas; Jacksonville, Florida; Kingman, Arizona; Mount Airy, North Carolina; Sanderson, Florida; and St. Joseph, Missouri.

We own all of our real estate. We believe that our properties are in good operating condition and that our machinery and equipment have been well maintained. We also believe that our manufacturing facilities are suitable for their intended purposes and have capacities adequate to satisfy the current and projected demand for our products.

Item 3 Legal Proceedings

We are involved in lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. We do not anticipate that the ultimate cost to resolve these matters will have a material adverse effect on our financial position, results of operations or cash flows.

Item 4 Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Our executive officers are as follows:

Name	Age	Position
H. O. Woltz III	67	President, Chief Executive Officer and Chairman of the Board
Scot R. Jafroodi	54	Vice President, Chief Financial Officer and Treasurer
Elizabeth C. Southern	42	Vice President Administration, Secretary and Chief Legal Officer
Richard T. Wagner	64	Senior Vice President and Chief Operating Officer
James R. York	65	Senior Vice President, Sourcing and Logistics

H. O. Woltz III, 67, has served as Chief Executive Officer since 1991, as President since 1989 and has been employed by us and our subsidiaries in various capacities since 1978. He was named President and Chief Operating Officer in 1989. He served as our Vice President from 1988 to 1989 and as President of Rappahannock Wire Company, formerly a subsidiary of our Company, from 1981 to 1989. Mr. Woltz has been a Director since 1986 and also serves as President of Insteel Wire Products Company. Mr. Woltz served as President of Florida Wire and Cable, Inc., formerly a subsidiary of our Company, until its merger with Insteel Wire Products Company in 2002. Mr. Woltz has served as Chairman of the Board since 2009.

Scot R. Jafroodi, 54, has served as Vice President, Chief Financial Officer and Treasurer since January 2023. Prior to 2023, he served as Vice President, Corporate Controller and Chief Accounting Officer from October 2020. He previously held the role of Corporate Controller and Chief Accounting Officer from February 2007 to October 2020 and Corporate Controller from July 2005 to February 2007. Before joining us, he was a Senior Manager at BDO Seidman, LLP from June 2003 through June 2005 and, prior to that, had been employed for ten years at Deloitte & Touche USA, LLP, most recently as a Senior Manager.

Elizabeth C. Southern, 42, has served as Vice President, Administration, Secretary and Chief Legal Officer since June 2023. From 2011 to 2023, she served in various senior management roles with Hanesbrands Inc., a publicly-held apparel company, including Deputy General Counsel and Assistant Secretary and Vice President, Human Resources. Prior to that, Ms. Southern was an associate attorney at Womble Bond Dickinson (US) LLP.

Richard T. Wagner, 64, has served as Senior Vice President, Chief Operating Officer since October 2020 and as Vice President and General Manager of the Concrete Reinforcing Products Business Unit of our subsidiary, Insteel Wire Products Company, since 1998. He joined us in 1992 serving in various other management roles. From 1977 until 1992, Mr. Wagner served in various positions with Florida Wire and Cable, Inc., a manufacturer of PC strand and galvanized strand products, which was later acquired by us in 2000.

James R. York, 65, has served as Senior Vice President, Sourcing and Logistics since October 2020, and as Vice President, Sourcing and Logistics since joining us in 2018. Prior to Insteel, he served in various senior management roles with Leggett & Platt, a publicly-held manufacturer of diversified engineered products, from 2002 to 2018, including Group President-Rod and Wire Products, Unit President-Wire Products and Unit President-Specialty Products. Mr. York served in a range of leadership positions at Bekeart Corporation, a U.S. subsidiary of N.V. Bekeart A.S. of Belgium, from 1983 to 2002.

PART II

Item 5   Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "IIIN" and has traded on the NYSE since March 17, 2021. As of October 24, 2023, there were 449 shareholders of record.

We pay regular quarterly cash dividends and expect to continue to pay regular quarterly cash dividends in the foreseeable future, though each quarterly dividend payment is subject to review and approval by our Board of Directors. On November 15, 2022, our Board of Directors approved a one-time special cash dividend of $2.00 per share that was paid on December 23, 2022.

Issuer Purchases of Equity Securities

There were not any repurchases of common stock during the quarter ended September 30, 2023. Additional information regarding our share repurchase authorization is discussed in Note 18 to our consolidated financial statements and incorporated herein by reference.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on our common stock with the cumulative total return of the Russell 2000 Index and the S&P 500 Building Products Index for the five years ended September 30, 2023. The graph and table assume that $100 was invested on September 29, 2018 in our common stock and in each of the two indices and the reinvestment of all dividends. Cumulative total shareholder returns for our common stock, the Russell 2000 Index and the S&P 500 Building Products Index are based on our fiscal year.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Insteel Industries, Inc., the Russell 2000 Index
and the S&P 500 Building Products Index

	Fiscal Year Ended					
	September 29, 2018	September 28, 2019	October 3, 2020	October 2, 2021	October 1, 2022	September 30, 2023
Insteel Industries, Inc.	$ 100.00	$ 58.05	$ 53.49	$ 117.67	$ 84.30	$ 110.87
Russell 2000	100.00	91.11	91.47	135.08	103.34	112.56
S&P 500 Building Products	100.00	117.91	136.56	197.83	149.31	199.59

Item 6   Reserved

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations

The matters discussed in this section include forward-looking statements that are subject to numerous risks. You should carefully read the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Form 10-K.

Overview

Our operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer in our industry; and (3) pursuing growth opportunities within our core businesses that further our penetration of the markets we currently serve or expand our footprint.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Our discussion and analysis of our financial condition and results of operations are based on these consolidated financial statements. The preparation of our consolidated financial statements requires the application of these accounting principles in addition to certain estimates and judgments based on currently available information, actuarial estimates, historical results and other assumptions believed to be reasonable. These estimates, assumptions and judgments are affected by our application of accounting policies, which are discussed in Note 2, "Summary of Significant Accounting Policies", and elsewhere in the accompanying consolidated financial statements. Estimates are used for, but not limited to,

determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates.

Accounting estimates are considered critical if both of the following conditions are met: (1) the nature of the estimates or assumptions is material because of the levels of subjectivity and judgment needed to account for matters that are highly uncertain and susceptible to change and (2) the effect of the estimates and assumptions is material to the financial statements.

We have reviewed our accounting estimates, and none were deemed to be considered critical for the accounting periods presented.

Recent Accounting Pronouncements

The nature and impact of recent accounting pronouncements is discussed in Note 3 to our consolidated financial statements and incorporated herein by reference.

Results of Operations

The following discussion and analysis of our financial condition and results of operations is for the year ended September 30, 2023 compared with the year ended October 1, 2022. Discussions of our financial condition and results of operations for the year ended October 1, 2022 compared to October 2, 2021 that have

been omitted under this item can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended October 1, 2022, which was filed with the SEC on October 27, 2022.

The table below presents a summary of our results of operations for fiscal 2023 and fiscal 2022.

STATEMENTS OF OPERATIONS – SELECTED DATA

(Dollars in thousands)		Year Ended			
		September 30, 2023	Change		October 1, 2022
Net sales	$	649,188	(21.5%)	$	826,832
Gross profit		65,398	(66.9%)		197,310
Percentage of net sales		*10.1%*			*23.9%*
Selling, general and administrative expense	$	30,685	(14.9%)	$	36,048
Percentage of net sales		*4.7%*			*4.4%*
Other (income) expense, net	$	(3,423)	N/M	$	88
Interest income	$	(3,706)	N/M	$	(326)
Effective income tax rate		22.4%			22.7%
Net earnings	$	32,415	(74.1%)	$	125,011

"N/M" = not meaningful

2023 Compared with 2022

Net Sales

Net sales decreased 21.5% to $649.2 million in 2023 from $826.8 million in 2022, reflecting a 17.1% decrease in selling prices along with a 5.3% decrease in shipments. The decrease in average selling prices was driven by competitive pricing pressures resulting from weakening demand for our products and declining raw material costs. The decrease in shipments was due to reduced demand resulting from inventory management measures pursued by our customers during the fiscal year and a decrease in new project activity.

Gross Profit

Gross profit decreased 66.9% to $65.4 million, or 10.1% of net sales, in 2023 from $197.3 million, or 23.9% of net sales, in 2022. The year-over-year decrease was primarily due to lower spreads between average selling prices and raw material costs ($105.7 million) along with a decrease in shipments ($11.8 million) and higher manufacturing costs ($14.4 million). The decrease in spreads was driven by lower average selling prices ($129.7 million) and an increase in freight expense ($1.4 million) partially offset by lower raw material costs ($25.4 million).

Selling, General and Administrative Expense

Selling, general and administrative expense ("SG&A expense") decreased 14.9% to $30.7 million, or 4.7% of net sales, in 2023 from $36.0 million, or 4.4% of net sales, in 2022 primarily due to lower compensation ($2.9 million), the relative year-over-year

changes in the cash surrender value of life insurance policies ($2.4 million) and depreciation expense ($577,000) partially offset by higher employee benefit expense ($489,000). The decrease in compensation expense was largely driven by lower incentive plan expense due to a decline in financial results in the current year. The cash surrender value of life insurance policies increased $531,000 in the current year compared with a decrease of $1.9 million in the prior year due to the corresponding changes in the value of the underlying investments. The increase in employee benefits expense was due to a net gain on the settlement of life insurance policies ($364,000) in the prior year along with higher employee health insurance costs in the current year period.

Other (Income) Expense, net

Other income of $3.4 million for 2023 was primarily related to a net gain from the sale of property, plant and equipment ($3.3 million).

Interest Income

Interest income increased to $3.7 million due to an increase in cash and higher average interest rates.

Income Taxes

Our effective income tax rate for 2023 decreased to 22.4% from 22.7% in 2022 due to changes in book versus tax differences.

Net Earnings

Net earnings decreased to $32.4 million ($1.66 per share) in 2023 from $125.0 million ($6.37 per diluted share) in 2022, primarily due to the decrease in gross profit partially offset by lower SG&A expense and increased other income and interest income.

Liquidity and Capital Resources

Overview

Our sources of liquidity include cash and cash equivalents, cash generated by operating activities and borrowing availability provided under our $100.0 million revolving credit facility (the "Credit Facility"). Our principal capital requirements include funding working capital, capital expenditures, dividends and any share repurchases. As of September 30, 2023, our cash and cash equivalents totaled $125.7 million compared with $48.3 million as of October 1, 2022.

We believe that, in the absence of significant unanticipated cash demands, cash and cash equivalents, cash generated by operating activities and the borrowing availability provided under the Credit Facility will be sufficient to satisfy our expected requirements for working capital, capital expenditures, dividends and share repurchases, if any, in both the short- and long-term. We also expect to have access to the amounts available under our Credit Facility as required. However, should we experience future reductions in our operating cash flows due to weakening conditions in our construction end-markets and reduced demand from our customers, we may need to curtail capital and operating expenditures, delay or restrict share repurchases, cease dividend payments and/or realign our working capital requirements.

Should we determine, at any time, that we require additional short-term liquidity, we would evaluate the alternative sources of financing that were potentially available to provide such funding. There can be no assurance that any such financing, if pursued, would be obtained, or if obtained, would be adequate or on terms acceptable to us. However, we believe that our strong balance sheet, flexible capital structure and borrowing capacity available to us under our Credit Facility position us to meet our anticipated liquidity requirements for the foreseeable future.

SELECTED LIQUIDITY AND CAPITAL RESOURCES DATA

	Year Ended	
(Dollars in thousands)	September 30, 2023	October 1, 2022
Net cash provided by operating activities	$ 142,200	$ 5,670
Net cash used for investing activities	(20,896)	(6,039)
Net cash used for financing activities	(43,950)	(41,199)
Cash and cash equivalents	125,670	48,316
Net working capital	252,698	272,736
Total debt	—	—
Percentage of total capital	—	—
Shareholders' equity	$ 381,505	$ 389,744
Percentage of total capital	*100%*	*100%*
Total capital (total debt + shareholders' equity)	$ 381,505	$ 389,744

Operating Activities

Operating activities provided $142.2 million of cash in 2023 primarily from net earnings adjusted for non-cash items together with a net decrease in working capital. Working capital provided $95.6 million of cash due to a $94.3 million decrease in inventories and an $18.2 million reduction in accounts receivable partially offset by a $16.9 million decrease in accounts payable and accrued expenses. The decrease in inventories was primarily due to lower raw material purchases along with lower average unit costs. The decrease in accounts receivable was largely driven by lower average selling prices. The decrease in accounts payable and accrued expenses was largely due to lower raw material purchases, lower unit costs and a reduction in accrued incentive plan expense.

Operating activities provided $5.7 million of cash in 2022 primarily from net earnings adjusted for non-cash items partially offset by an increase in working capital. Working capital used $134.3 million of cash due to a $118.6 million increase in inventories, a $13.7 million increase in accounts receivable and a $2.0 million decrease in accounts payable and accrued expenses. The increase in inventories was the result of higher raw material purchases during 2022 together with higher average unit costs. The increase in accounts receivable was due to higher average selling prices. The decrease in accounts payable and accrued expenses was primarily related to lower raw material purchases near the end of the current year.

We may elect to adjust our operating activities as there are changes in the conditions in our construction end-markets, which could materially impact our cash requirements. While a downturn in the level of construction activity affects sales to our customers, it generally reduces our working capital requirements.

Investing Activities

Investing activities used $20.9 million of cash in 2023 primarily due to capital expenditures ($30.7 million) partially offset by the receipt of proceeds from the sale of property, plant and equipment ($9.9 million). Investing activities used $6.0 million of cash in 2022 primarily due to capital expenditures ($15.9 million) partially offset by the receipt of proceeds from the sale of assets held for sale ($6.9 million), life insurance claims ($1.5 million) and a decrease in cash surrender value of life insurance policies ($1.4 million). Capital expenditures for both years focused on cost and productivity improvement initiatives in addition to recurring maintenance requirements. Capital expenditures are expected to total up to approximately $30.0 million in 2024, including expenditures to support costs and productivity initiatives, modernize our facilities and information systems and recurring maintenance requirements. Our investing activities are largely discretionary, providing us with the ability to significantly curtail outlays should future business conditions warrant that such actions be taken.

Financing Activities

Financing activities used $44.0 million of cash in 2023 and $41.2 million of cash in 2022. In 2023, $41.3 million of cash was used for dividend payments (including a special cash dividend of $38.9 million, or $2.00 per share, and regular cash dividends totaling $2.4 million) and $2.3 million for the repurchase of common stock.

In 2022, $41.2 million of cash was used for dividend payments (including a special cash dividend of $38.8 million, or $2.00 per share, and regular cash dividends totaling $2.4 million) and $1.2 million for the repurchase of common stock, which was partially offset by $1.7 million of proceeds from the exercise of stock options.

Cash Management

Our cash is principally concentrated at one financial institution, which at times exceeds federally insured limits. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk.

Credit Facility

We have a Credit Facility that is used to supplement our operating cash flow and fund our working capital, capital expenditure, general corporate and growth requirements. In March 2023, we amended our credit agreement to extend the maturity date of the Credit Facility from May 15, 2024, to March 15, 2028 and replaced the London Inter-Bank Offered Rate with the Secured Overnight Financing Rate. The Credit Facility provides for an accordion feature whereby its size may be increased by up to $50.0 million, subject to our lender's approval. Advances under the Credit Facility are limited to the lesser of the revolving loan commitment amount (currently $100.0 million) or a borrowing base amount that is calculated based upon a percentage of eligible receivables and inventories. As of September 30, 2023, no borrowings were outstanding on the Credit Facility, $98.5 million of borrowing capacity was available and outstanding letters of credit totaled $1.5 million (see Note 8 to the consolidated financial statements). As of October 1, 2022, there were no borrowings outstanding on the Credit Facility.

Off-Balance Sheet Arrangements

We do not have any material transactions, arrangements, obligations (including contingent obligations) or other relationships with unconsolidated entities or other persons, as defined by Item 303(a)(4) of Regulation S-K of the SEC, that have or are reasonably likely to have a material current or future impact on our financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, our contractual obligations and commitments as of September 30, 2023, include:

- Raw Material Purchase Commitments – See Note 12, "Commitments and Contingencies," within our consolidated financial statements for further details concerning our non-cancelable raw material purchase commitments.

- Supplemental Employee Retirement Plan Obligations – See Note 11, "Employee Benefit Plans," within our consolidated financial statements for further detail of our obligations and the timing of expected future payments under our supplemental employee retirement plan.

- Operating Leases – See Note 13, "Leases," within our consolidated financial statements for further detail of our obligations and the timing of expected future payments, including a five-year maturity schedule.

- Debt Obligations and Interest Payments – See Note 8, "Long-Term Debt," within our consolidated financial statements for further detail of our debt and the timing of expected future principal and interest payments. As of September 30, 2023, there were no borrowings outstanding.

- Capital Expenditures – As of September 30, 2023, we had contractual commitments for capital expenditures of $15.3 million.

Impact of Inflation

We are subject to inflationary risks arising from fluctuations in the market prices for our primary raw material, hot-rolled carbon steel wire rod, and, to a much lesser extent, labor, freight, energy and other consumables that are used in our manufacturing processes. We have generally been able to adjust our selling prices to pass through increases in these costs or offset them through various cost reduction and productivity improvement initiatives. However, our ability to raise our selling prices depends on market conditions and competitive dynamics, and there may be periods during which we are unable to fully recover increases in our costs.

During 2023, we experienced a decline in wire rod prices primarily due to reductions in the cost of scrap for wire producers and a concurrent weakening in demand. Selling prices for our products fell in response to the softening demand and competitive pricing pressure. Consequently, our financial results were adversely affected as we consumed higher cost inventory that was purchased in prior periods. During 2022, we were successful in implementing price increases sufficient to recover the escalation in our raw material costs that occurred over the course of the year. The timing and magnitude of any future increases in raw material costs and the impact on selling prices for our products is uncertain at this time.

Outlook

Looking ahead to fiscal 2024, we are aware of the risks associated with higher interest rates and the implications for the broader U.S. economy and, ultimately, our end markets. Nevertheless, we remain optimistic about demand in our private and public nonresidential construction markets as customer sentiment is mostly positive. Furthermore, the outlook for infrastructure construction remains favorable as federal spending associated with the Infrastructure Investment and Jobs Act is expected to accelerate as we progress through fiscal 2024 and help drive demand.

Regardless of the market dynamics, we continue to focus on those factors we control, including closely managing and controlling our expenses; aligning our production schedules with demand in a proactive manner as there are changes in market conditions to minimize our operating costs; pursuing further improvements in the productivity and effectiveness of all our manufacturing, selling and administrative activities: and furthering our human capital strategy. We also expect increasing contributions from the substantial investments we have made in our facilities in recent years and expect to continue to make in the form of reduced operating costs and additional capacity to support future growth. Finally, we will continue to pursue acquisitions opportunistically to expand our penetration of markets we currently serve or expand our footprint.

The statements contained in this section are forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

Item 7A   Quantitative and Qualitative Disclosures About Market Risk

Our cash flows and earnings are subject to fluctuations resulting from changes in commodity prices, interest rates and foreign exchange rates. We manage our exposure to these market risks through internally established policies and procedures and, when appropriate, through the use of derivative financial instruments.

We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe we can modify or adapt our hedging strategies as necessary.

Commodity Prices

We are subject to significant fluctuations in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We negotiate quantities and pricing for both domestic and foreign wire rod purchases for varying periods (most recently monthly for domestic suppliers), depending upon market conditions, to manage our exposure to price fluctuations and to ensure adequate availability of material consistent with our requirements. We do not use derivative commodity instruments to hedge our exposure to changes in prices as such instruments are not currently available for wire rod. Our ability to acquire wire rod from foreign sources on favorable terms is impacted by fluctuations in strength of home markets, foreign currency exchange rates, foreign taxes, duties,

tariffs, quotas and other trade actions. Although changes in our wire rod costs and selling prices tend to be correlated, in weaker market environments, we may be unable to fully recover increased wire rod costs, which would reduce our earnings and cash flows. Additionally, when raw material costs decline, our financial results may be negatively impacted if the selling prices for our products decrease to an even greater extent and if we are consuming higher cost material from inventory. Based on our 2023 shipments and average wire rod cost reflected in cost of sales, a 10% increase in the price of wire rod would have resulted in a $42.8 million decrease in our annual pre-tax earnings (assuming there was not a corresponding change in our selling prices).

Interest Rates

Although we did not have any balances outstanding on our Credit Facility as of September 30, 2023, future borrowings under the facility are subject to a variable rate of interest and are sensitive to changes in interest rates.

Foreign Exchange Exposure

We have not typically hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars, as such transactions have not been material historically. We will occasionally hedge firm commitments for certain equipment purchases that are denominated in foreign currencies. The decision to hedge any such transactions is made by us on a

case-by-case basis. There were no forward contracts outstanding as of September 30, 2023. During 2023, a 10% increase or decrease in the value of the U.S. dollar relative to foreign currencies to which we are typically exposed would not have had a material impact on our financial position, results of operations or cash flows.

Item 8   Financial Statements and Supplementary Data

Financial Statements

Insteel Industries Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share amounts)	Year Ended		
	September 30, 2023	October 1, 2022	October 2, 2021
Net sales	$ 649,188	$ 826,832	$ 590,601
Cost of sales	583,790	629,522	469,053
Gross profit	65,398	197,310	121,548
Selling, general and administrative expense	30,685	36,048	32,388
Restructuring (recoveries) charges, net	—	(318)	2,868
Other (income) expense, net	(3,423)	88	114
Interest expense	87	91	96
Interest income	(3,706)	(326)	(21)
Earnings before income taxes	41,755	161,727	86,103
Income taxes	9,340	36,716	19,493
NET EARNINGS	**$ 32,415**	**$ 125,011**	**$ 66,610**
Net earnings per share:			
Basic	$ 1.66	$ 6.41	$ 3.44
Diluted	1.66	6.37	3.41
Cash dividends declared	2.12	2.12	1.62
Weighted average shares outstanding:			
Basic	19,504	19,517	19,344
Diluted	19,566	19,629	19,534

See accompanying notes to consolidated financial statements.

Insteel Industries Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Year Ended		
(In thousands)	September 30, 2023	October 1, 2022	October 2, 2021
Net earnings	$ 32,415	$ 125,011	$ 66,610
Adjustment to defined benefit plan liability, net of income taxes of ($219), ($463) and $154, respectively	694	1,465	(486)
Other comprehensive income (loss)	694	1,465	(486)
COMPREHENSIVE INCOME	**$ 33,109**	**$ 126,476**	**$ 66,124**

See accompanying notes to consolidated financial statements.

Insteel Industries Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except per share amounts)	September 30, 2023		October 1, 2022	
ASSETS:				
Current assets:				
Cash and cash equivalents	$	125,670	$	48,316
Accounts receivable, net		63,424		81,646
Inventories		103,306		197,654
Other current assets		6,453		7,716
Total current assets		298,853		335,332
Property, plant and equipment, net		120,014		108,156
Intangibles, net		6,090		6,847
Goodwill		9,745		9,745
Other assets		12,811		11,665
TOTAL ASSETS	**$**	**447,513**	**$**	**471,745**
LIABILITIES AND SHAREHOLDERS' EQUITY:				
Current liabilities:				
Accounts payable	$	34,346	$	46,796
Accrued expenses		11,809		15,800
Total current liabilities		46,155		62,596
Other liabilities		19,853		19,405
Commitments and contingencies				
Shareholders' equity:				
Preferred stock, no par value Authorized shares: 1,000 None Issued		—		—
Common stock, $1 stated value Authorized shares: 50,000 Issued and outstanding shares: 2023, 19,454; 2022, 19,478		19,454		19,478
Additional paid-in capital		83,832		81,997
Retained earnings		278,502		289,246
Accumulated other comprehensive loss		(283)		(977)
Total shareholders' equity		381,505		389,744
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**447,513**	**$**	**471,745**

See accompanying notes to consolidated financial statements.

Insteel Industries Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)[1]	Total Shareholders' Equity
	Shares	Amount				
Balance at October 3, 2020	**19,304**	**$ 19,304**	**$ 76,387**	**$ 171,068**	**$ (1,956)**	**$ 264,803**
Net earnings				66,610		66,610
Other comprehensive loss[1]					(486)	(486)
Stock options exercised	74	74	1,008			1,082
Vested and released restricted stock units	30	30	(30)			—
Compensation expense associated with stock-based plans			1,988			1,988
Restricted stock units and stock options surrendered for withholding taxes payable			(665)			(665)
Cash dividends declared				(31,294)		(31,294)
Balance at October 2, 2021	**19,408**	**19,408**	**78,688**	**206,384**	**(2,442)**	**302,038**
Net earnings				125,011		125,011
Other comprehensive income[1]					1,465	1,465
Stock options exercised	72	72	1,578			1,650
Vested and released restricted stock units	40	40	(40)			—
Compensation expense associated with stock-based plans			2,429			2,429
Repurchases of common stock	(42)	(42)	(175)	(987)		(1,204)
Restricted stock units and stock options surrendered for withholding taxes payable			(483)			(483)
Cash dividends declared				(41,162)		(41,162)
Balance at October 1, 2022	**19,478**	**19,478**	**81,997**	**289,246**	**(977)**	**389,744**
Net earnings				32,415		32,415
Other comprehensive income[1]					694	694
Stock options exercised	16	16	223			239
Vested and released restricted stock units	40	40	(40)			—
Compensation expense associated with stock-based plans			2,425			2,425
Repurchases of common stock	(80)	(80)	(341)	(1,907)		(2,328)
Restricted stock units and stock options surrendered for withholding taxes payable			(432)			(432)
Cash dividends declared				(41,252)		(41,252)
BALANCE AT SEPTEMBER 30, 2023	**19,454**	**$ 19,454**	**$ 83,832**	**$ 278,502**	**$ (283)**	**$ 381,505**

(1)   Activity within accumulated other comprehensive income (loss) is reported net of related income taxes: 2021 $154, 2022 ($463) and 2023 ($219).

See accompanying notes to consolidated financial statements.

Insteel Industries Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended		
(In thousands)	September 30, 2023	October 1, 2022	October 2, 2021
Cash Flows From Operating Activities:			
Net earnings	$ 32,415	$ 125,011	$ 66,610
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	13,304	14,486	14,521
Amortization of capitalized financing costs	57	65	65
Stock-based compensation expense	2,425	2,429	1,988
Deferred income taxes	238	327	(118)
Asset impairment charges	—	—	1,415
(Gain) loss on sale and disposition of property, plant and equipment and assets held for sale	(3,271)	(480)	125
Increase in cash surrender value of life insurance policies over premiums paid	(531)	—	(1,533)
Gain from life insurance proceeds	—	(364)	—
Net changes in assets and liabilities:			
Accounts receivable, net	18,222	(13,729)	(14,100)
Inventories	94,348	(118,605)	(10,086)
Accounts payable and accrued expenses	(16,949)	(1,964)	11,891
Other changes	1,942	(1,506)	(900)
Total adjustments	109,785	(119,341)	3,268
NET CASH PROVIDED BY OPERATING ACTIVITIES	**142,200**	**5,670**	**69,878**
Cash Flows From Investing Activities:			
Capital expenditures	(30,702)	(15,900)	(17,500)
(Increase) decrease in cash surrender value of life insurance policies	(476)	1,361	(416)
Proceeds from sale of assets held for sale	—	6,934	79
Proceeds from sale of property, plant, and equipment	9,924	—	—
Proceeds from surrender of life insurance policies	358	110	32
Proceeds from life insurance claims	—	1,456	—
NET CASH USED FOR INVESTING ACTIVITIES	**(20,896)**	**(6,039)**	**(17,805)**
Cash Flows From Financing Activities:			
Proceeds from long-term debt	323	266	297
Principal payments on long-term debt	(323)	(266)	(297)
Cash dividends paid	(41,252)	(41,162)	(31,294)
Cash received from exercise of stock options	239	1,650	1,082
Financing costs	(177)	—	—
Payment of employee tax withholdings related to net share transactions	(432)	(483)	(665)
Repurchases of common stock	(2,328)	(1,204)	—
NET CASH USED FOR FINANCING ACTIVITIES	**(43,950)**	**(41,199)**	**(30,877)**
Net increase (decrease) in cash and cash equivalents	77,354	(41,568)	21,196
Cash and cash equivalents at beginning of period	48,316	89,884	68,688
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 125,670**	**$ 48,316**	**$ 89,884**
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Income taxes, net	$ 7,834	$ 41,483	$ 16,799
Non-cash investing and financing activities:			
Purchases of property, plant and equipment in accounts payable	1,301	946	501
Restricted stock units and stock options surrendered for withholding taxes payable	432	483	665

See accompanying notes to consolidated financial statements.

Insteel Industries Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended September 30, 2023, October 1, 2022 and October 2, 2021

Note 1 Description of Business

Insteel Industries Inc. ("we," "us," "our," "Insteel" or "the Company") is the nation's largest manufacturer of steel wire reinforcing products for concrete construction applications. Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP"), an operating subsidiary, and Intercontinental Metals Corporation, an inactive subsidiary. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement ("WWR"), including engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement. Our products are primarily sold to manufacturers

of concrete products and, to a lesser extent, distributors, rebar fabricators and contractors. We sell our products nationwide across the United States ("U.S.") and, to a much lesser extent, into Canada, Mexico and Central and South America.

We have evaluated all subsequent events that occurred after the balance sheet date through the time of filing this Annual Report on Form 10-K and concluded there were no events or transactions during this period that required additional recognition or disclosure in our consolidated financial statements.

Note 2 Summary of Significant Accounting Policies

Fiscal year

Our fiscal year is the 52 or 53 weeks ending on the Saturday closest to September 30. Fiscal years 2023, 2022 and 2021 were 52-week periods. All references to years relate to fiscal years rather than calendar years.

Principles of consolidation

The consolidated financial statements include the accounts of Insteel and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. There is no assurance that actual results will not differ from these estimates.

Cash equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Our cash is principally concentrated at one financial institution, which at times exceeds federally insured limits. We are exposed to credit risk in the event of default by institutions in which our cash and cash equivalents are held and by customers

to the extent of the amounts recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities.

The majority of our accounts receivable are due from customers that are located in the U.S. and are generally not secured by collateral depending upon the creditworthiness of the account. We provide an allowance for credit losses based upon our assessment of the credit risk of specific customers, historical trends and other information. We write off accounts receivable when they become uncollectible. There is no disproportionate concentration of credit risk.

Stock-based compensation

We account for stock-based compensation in accordance with the fair value recognition provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718, "Compensation – Stock Compensation", which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. We estimate for forfeitures over the service period. We determine the fair value of stock options issued by using a Monte Carlo valuation model at the grant date, which considers a range of assumptions including the expected term, volatility, dividend yield and risk-free interest rate.

Employee benefit plan

We account for our supplemental retirement benefit agreements (each, a "SRBA") in accordance with ASC Topic 715, "Compensation - Retirement Benefits". Under the provisions of ASC Topic 715, we recognize net periodic pension cost and value liabilities based on certain actuarial assumptions, principally the assumed discount rate.

The discount rate we utilize for determining net periodic pension cost and the related benefit obligation for the SRBAs is based, in part, on current interest rates earned on long-term bonds that receive one of the two highest ratings assigned by recognized rating agencies. Our discount rate assumptions are adjusted as of each valuation date to reflect current interest rates on such long-term bonds. The discount rate is used to determine the actuarial present value of the benefit obligations as of the valuation date as well as the interest component of the net periodic pension cost for the following year. We currently expect net periodic pension cost for 2024 to be $842,000 for the SRBAs. Cash contributions to the SRBAs during 2024 are estimated to be $611,000.

The assumed discount rate is reevaluated annually. A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. However, any actuarial gains generated in future periods reduce the negative amortization effect of any cumulative unamortized actuarial losses, while any actuarial losses generated in future periods reduce the favorable amortization effect of any cumulative unamortized actuarial gains.

The projected benefit obligations and net periodic pension cost for the SRBAs are based in part on expected increases in future compensation levels. Our assumption for the expected increase in future compensation levels is based upon our average historical experience and our intentions regarding future compensation increases, which generally approximates average long-term inflation rates. A 0.25% decrease in the assumed discount rate for our SRBAs would have increased our projected and accumulated benefit obligations as of September 30, 2023 by approximately $271,000 and $224,000, respectively, and decreased our expected net periodic pension cost for 2024 by approximately $3,000.

Revenue recognition

We recognize revenues when obligations under the terms of a contract with our customers are satisfied, which generally occurs when products are shipped and control is transferred. Revenue is measured as the amount of consideration expected to be received in exchange for our products.

Inventories

Inventories are valued at the lower of weighted average cost (which approximates computation on a first-in, first-out basis) and net realizable value. The valuation of inventory includes the costs for material, labor and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are recorded at cost or fair market value in the case of the assets acquired through acquisitions, or otherwise at reduced values to the extent there have been asset impairment write-downs. Expenditures for maintenance and repairs are charged directly to expense when incurred, while major improvements are capitalized. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 3 - 15 years; buildings, 10 - 30 years; and land improvements, 10 - 20 years. Depreciation expense was approximately $12.5 million in 2023, $13.7 million in 2022 and $13.6 million in 2021 and reflected in cost of sales and selling, general and administrative expense ("SG&A expense") in the consolidated statements of operations. Capitalized software is amortized over the shorter of the estimated useful life or 5 years and reflected in SG&A expense. No interest costs were capitalized in 2023, 2022 and 2021.

Goodwill

Goodwill is the excess of cost over the fair value of net assets of businesses acquired. Goodwill is not amortized but is tested annually for impairment and whenever events or circumstances change that would make it more likely than not that an impairment may have occurred. We perform our annual impairment analysis as of the first day of the fourth quarter each year. The evaluation of impairment involves comparing the current estimated fair value of the reporting unit to its recorded value, including goodwill. We perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. It may be necessary to perform a quantitative analysis where a discounted cash flow model is used to determine the current estimated fair value of the reporting unit. Key assumptions used to determine the fair value of the reporting unit as part of our annual testing (and any required interim testing) include: (a) expected cash flows for the five-year period following the testing date; (b) an estimated terminal value using a terminal year growth rate based on the growth prospects of the reporting unit; (c) a discount rate based on our estimated after-tax weighted average cost of capital; and (d) a probability-weighted scenario approach by which varying cash flows are assigned to alternative scenarios based on their likelihood of occurrence. In developing these assumptions, we consider historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair value of the reporting unit is estimated. Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. Changes in assumptions and estimates may affect the fair value of goodwill and could result in impairment charges in future periods. Based on the results of our impairment analysis, no goodwill impairment losses were recognized in the consolidated statements of operations for 2023, 2022 and 2021. Subsequent to the analysis, there have been no events or circumstances that indicate any potential impairment of goodwill.

Long-lived assets

Long-lived assets include property, plant and equipment and identifiable intangible assets with definite useful lives. Finite-lived intangible assets are amortized over their estimated useful lives. Our intangible assets consist of customer relationships, developed technology and know-how and non-competition agreements and are being amortized on a straight-line basis over their finite useful lives (see Note 7 to the consolidated financial statements).

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. When we determine that the carrying value of such assets may not be recoverable, we measure recoverability based on the undiscounted cash flows expected to be generated by the related asset or asset group. If it is determined that an impairment loss has occurred, the loss is recognized in the period in which it is incurred and is calculated as the difference between the carrying value and the present value of estimated future net cash flows or comparable market values. There were no impairment losses in 2023 and 2022. Impairment charges of $1.4 million were recorded in 2021 related to the impairment of long-lived assets resulting from the consolidation of our PC strand operations with the closure of our Summerville, South Carolina facility (see Note 5 to the consolidated financial statements).

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short maturities.

Income taxes

Income taxes are based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. We assess the need to establish a valuation allowance against deferred tax assets to the extent we no longer believe it is more likely than not that the tax assets will be fully realized. We recognize uncertain tax positions when we have determined it is more likely than not that a tax position will be sustained upon examination. However, new information may become available, or applicable laws or regulations may change, thereby resulting in a favorable or unfavorable adjustment to amounts recorded.

Earnings per share

Basic earnings per share ("EPS") are computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS are computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock and other dilutive equity securities outstanding during the period. Securities that have the effect of increasing EPS are considered to be antidilutive and are not included in the computation of diluted EPS.

Note 3   Recent Accounting Pronouncements

There were not any recently adopted or newly issued accounting pronouncements during fiscal 2023, that have had, or are expected to have, a material impact on our consolidated financial statements and disclosures.

Note 4   Revenue Recognition

We recognize revenues when performance obligations under the terms of a contract with our customers are satisfied, which generally occurs when products are shipped and control is transferred. We enter into contracts that pertain to products, which are accounted for as separate performance obligations and typically one year or less in duration. We do not exercise significant judgment in determining the timing for the satisfaction of performance obligations or the transaction price. Revenue is measured as the amount of consideration expected to be received in exchange for our products. We present revenue net of amounts collected from customers for sales tax.

Variable consideration that may affect the total transaction price, including contractual discounts, rebates, returns and credits are included in net sales. Estimates for variable consideration are based on historical experience, anticipated performance and management's judgment and are updated as of each reporting date. Shipping and related expenses associated with outbound freight are accounted for as fulfillment costs and included in cost of sales. We do not have significant financing components. Contract costs are not significant and are recognized as incurred.

Contract assets primarily relate to our rights to consideration for products that are delivered but not billed as of the reporting date and are reclassified to receivables when the customer is invoiced. Contract liabilities primarily relate to performance obligations that are to be satisfied in the future and arise when we collect from the customer in advance of shipments. Contract assets and liabilities were not material as of September 30, 2023 and October 1, 2022.

Accounts receivable includes amounts billed and currently due from customers stated at their net estimated realizable value. Customer payment terms are generally 30 days. We maintain an allowance for doubtful accounts to provide for the estimated receivables that will not be collected, which is based upon our assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables. Past-due trade receivable balances are written off when our collection efforts have been unsuccessful.

See Note 15 for the disaggregation of our net sales by product line and geography.

Note 5   Restructuring

On March 16, 2020, we purchased substantially all of the assets of Strand-Tech Manufacturing ("STM") for an adjusted purchase price of $19.4 million, reflecting certain post-closing adjustments (the "STM Acquisition"). STM was a leading manufacturer of PC strand for concrete construction applications. We acquired, among other assets, STM's accounts receivable, inventories, production equipment and facility located in Summerville, South Carolina, and assumed certain of its accounts payable and accrued liabilities.

In connection with the STM acquisition, we elected to consolidate our PC strand operations through the closure of the Summerville facility and the redeployment of its equipment to our other three PC strand production facilities located in Gallatin, Tennessee; Houston, Texas; and Sanderson, Florida. Operations at the Summerville facility ceased during the third quarter of 2020, and the facility was sold in 2022. The consolidation of our PC strand operations was completed in 2022. Following is a summary of the restructuring activity during 2022 and 2021:

(In thousands)	Employee Separation Costs	Equipment Relocation Costs	Facility Closure Costs	Asset Impairments	Loss (Gain) on Sale of Equipment	Total
2022						
Liability as of October 2, 2021	$ —	$ —	$ 10	$ —	$ —	$ 10
Restructuring charges (recoveries), net	—	—	304	—	(622)	(318)
Cash payments	—	—	(314)	—	—	(314)
Non-cash charges	—	—	—	—	622	622
LIABILITY AS OF OCTOBER 1, 2022	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
2021						
Liability as of October 3, 2020	$ —	$ 20	$ 151	$ —	$ —	$ 171
Restructuring charges, net	13	423	1,017	1,415	—	2,868
Cash payments	(13)	(443)	(1,158)	—	—	(1,614)
Non-cash charges	—	—	—	(1,415)	—	(1,415)
LIABILITY AS OF OCTOBER 2, 2021	**$ —**	**$ —**	**$ 10**	**$ —**	**$ —**	**$ 10**

Note 6   Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level fair value hierarchy that encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2023 and October 1, 2022, we held financial assets that are required to be measured at fair value on a recurring basis, which are summarized below:

(In thousands)	Total	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)
As of September 30, 2023:			
Current assets:			
Cash equivalents	$ 125,805	$ 125,805	$ —
Other assets:			
Cash surrender value of life insurance policies	10,586	—	10,586
TOTAL	**$ 136,391**	**$ 125,805**	**$ 10,586**
As of October 1, 2022:			
Current assets:			
Cash equivalents	$ 48,045	$ 48,045	$ —
Other assets:			
Cash surrender value of life insurance policies	9,938	—	9,938
TOTAL	**$ 57,983**	**$ 48,045**	**$ 9,938**

Cash equivalents, which include all highly liquid investments with original maturities of three months or less, are classified as Level 1 of the fair value hierarchy. The carrying amount of our cash equivalents, which consist of investments in money market funds, approximates fair value due to their short maturities. Cash surrender value of life insurance policies are classified as Level 2. The fair value of the life insurance policies was determined by the underwriting insurance company's valuation models and represents the guaranteed value we would receive upon surrender of these policies as of the reporting date.

As of September 30, 2023 and October 1, 2022, we had no nonfinancial assets that are required to be measured at fair value on a nonrecurring basis. The carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturities of these financial instruments.

Note 7   Intangible Assets

The primary components of our intangible assets and the related accumulated amortization are as follows:

(In thousands)	Weighted-Average Useful Life (Years)	Gross	Accumulated Amortization	Net Book Value
As of September 30, 2023:				
Customer relationships	17.1	$ 9,870	$ (4,779)	$ 5,091
Developed technology and know-how	20.0	1,800	(818)	982
Non-competition agreements	5.0	400	(383)	17
		$ 12,070	**$ (5,980)**	**$ 6,090**
As of October 1, 2022:				
Customer relationships	17.1	$ 9,870	$ (4,130)	$ 5,740
Developed technology and know-how	20.0	1,800	(729)	1,071
Non-competition agreements	5.0	400	(364)	36
		$ 12,070	**$ (5,223)**	**$ 6,847**

Amortization expense for intangibles was $757,000 in 2023, $821,000 in 2022 and $899,000 in 2021. Amortization expense for the next five years is $750,000 in 2024, $743,000 in 2025, $752,000 in 2026, $480,000 in 2027 and $453,000 in 2028.

Note 8   Long-Term Debt

Revolving Credit Facility

We have a $100.0 million revolving credit facility (the "Credit Facility") that is used to supplement our operating cash flow and fund our working capital, capital expenditure, general corporate and growth requirements. In March 2023, we amended our credit agreement to extend the maturity date of the Credit Facility from May 15, 2024, to March 15, 2028, and replaced the London Inter-Bank Offered Rate with the Secured Overnight Financing Rate ("SOFR"). The Credit Facility provides for an accordion feature whereby its size may be increased by up to $50.0 million, subject to our lender's approval. Advances under the Credit Facility are limited to the lesser of the revolving loan commitment amount (currently $100.0 million) or a borrowing base amount that is calculated based upon a percentage of eligible receivables and inventories. As of September 30, 2023, no borrowings were outstanding on the Credit Facility, $98.5 million of borrowing capacity was available and outstanding letters of credit totaled $1.5 million. As of October 1, 2022, there were no borrowings outstanding on the Credit Facility.

Interest rates on the Credit Facility are based upon (1) an index rate that is established at the highest of the prime rate, 0.50% plus the federal funds rate or the SOFR rate plus 1.00% or (2) at our election, a SOFR rate including a credit adjustment of 0.10%, plus in either case, an applicable interest rate margin. The applicable interest rate margins are adjusted on a quarterly basis based upon the amount of excess availability on the Credit Facility within the range of 0.25% to 0.50% for index rate loans and 1.25% to 1.50% for SOFR-based loans. In addition, the applicable interest rate margins would be increased by 2.00% upon the occurrence of certain events of default provided for under the terms of the Credit Facility. Based on our excess availability as of September 30, 2023, the applicable interest rate margins on the Credit Facility were 0.25% for index rate loans and 1.25% for SOFR-based loans.

Our ability to borrow available amounts under the Credit Facility will be restricted or eliminated in the event of certain covenant breaches, events of default or if we are unable to make certain representations and warranties provided for under the terms of the Credit Facility. We are required to maintain a fixed charge coverage ratio of not less than 1.0 at the end of each fiscal quarter for the twelve-month period then ended when the amount of liquidity on the Credit Facility is less than $10.0 million. In addition, the terms of the Credit Facility restrict our ability to, among other things: engage in certain business combinations or divestitures; make investments in or loans to third parties, unless certain conditions are met with respect to such investments or loans; pay cash dividends or repurchase shares of our stock subject to certain minimum borrowing availability requirements; incur or assume indebtedness; issue securities; enter into certain transactions with our affiliates; or permit liens to encumber our property and assets. The terms of the Credit Facility also provide that an event of default will occur upon the occurrence of, among other things: defaults or breaches under the loan documents, subject in certain cases to cure periods; defaults or breaches by us or any of our subsidiaries under any agreement resulting in the acceleration of amounts above certain thresholds or payment defaults above certain thresholds; certain events of bankruptcy or insolvency; certain entries of judgment against us or any of our subsidiaries, which are not covered by insurance; or a change of control. As of September 30, 2023, we were in compliance with all of the financial and negative covenants under the Credit Facility, and there have not been any events of default.

Amortization of capitalized financing costs associated with the Credit Facility was $57,000 in 2023, and $65,000 in 2022 and $65,000 in 2021. We expect the amortization of capitalized financing costs to approximate the following amounts for the next five fiscal years:

Fiscal year	In thousands
2024	$ 50
2025	50
2026	51
2027	50
2028	23

Note 9   Stock-Based Compensation

Under our equity incentive plan, employees and directors may be granted stock options, restricted stock, restricted stock units and performance awards. Effective February 11, 2020, our shareholders approved an amendment to the 2015 Equity Incentive Plan of Insteel Industries Inc. (the "2015 Plan"), which authorizes up to an additional 750,000 shares of our common stock for future grants under the plan and expires on February 17, 2025. As of September 30, 2023, there were 430,000 shares of our common stock available for future grants under the 2015 Plan, which is our only active equity incentive plan.

Stock option awards

Under our equity incentive plan, employees and directors may be granted options to purchase shares of common stock at the fair market value on the date of the grant. Options granted under the plan generally vest over three years and expire ten years from the date of the grant. Compensation expense associated with stock options was $1.0 million in 2023, $1.1 million in 2022 and $860,000 in 2021. As of September 30, 2023, there was $731,000 of unrecognized compensation cost related to unvested options which is expected to be recognized over a weighted average period of 2.13 years.

The fair value of each option award granted is estimated on the date of grant using a Monte Carlo valuation model. The weighted-average estimated fair values of stock options granted during 2023, 2022 and 2021 were $13.27, $14.67 and $14.47 per share, respectively, based on the following weighted-average assumptions:

	Year Ended		
	September 30, 2023	October 1, 2022	October 2, 2021
Expected term (in years)	4.35	4.61	4.87
Risk-free interest rate	4.27%	3.03%	0.68%
Expected volatility	49.61%	49.63%	50.34%
Expected dividend yield	0.40%	0.34%	0.42%

The assumptions utilized in the Monte Carlo valuation model are evaluated and revised, as necessary, to reflect market conditions and actual historical experience. The expected term for options was based on the results of a Monte Carlo simulation model, using the model's estimated fair value as an input to the Black-Scholes-Merton model, and then solving for the expected term. The risk-free interest rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was derived using a term structure based on historical volatility and the volatility implied by exchange-traded options on our common stock. The dividend yield was calculated based on our annual dividend as of the option grant date.

The following table summarizes stock option activity:

	Options Outstanding (in thousands)	Weighted Average Exercise Price	Contractual Term - Weighted Average (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at October 3, 2020	**482**	**$ 24.90**		
Granted	74	34.76		
Exercised	(128)	21.17		$ 2,212
Outstanding at October 2, 2021	**428**	**27.72**		
Granted	82	35.32		
Exercised	(85)	24.23		1,615
Forfeited	(60)	29.29		
Outstanding at October 1, 2022	**365**	**30.00**		
Granted	97	30.63		
Exercised	(32)	21.29		350
Forfeited	(19)	33.22		
OUTSTANDING AT SEPTEMBER 30, 2023	**411**	**30.68**	**6.59**	**1,561**
Vested and anticipated to vest in the future at September 30, 2023	403	30.66	6.54	1,551
Exercisable at September 30, 2023	258	29.63	5.09	1,364

Stock option exercises include "net exercises" for which the optionee received shares of common stock equal to the intrinsic value of the options (fair market value of common stock on the date of exercise less exercise price) reduced by any applicable withholding taxes.

Restricted stock units

Restricted stock units ("RSUs") granted under our equity incentive plan are valued based upon the fair market value on the date of the grant and provide for a dividend equivalent payment which is included in compensation expense. The vesting period for RSUs is generally one year from the date of the grant for RSUs granted to directors and three years from the date of the grant for RSUs granted to employees. RSUs do not have voting rights. RSU grants and compensation expense are as follows:

	Year Ended		
(In thousands)	September 30, 2023	October 1, 2022	October 2, 2021
Restricted stock unit grants:			
Units	57	43	43
Market value	$ 1,738	$ 1,563	$ 1,430
Compensation expense	1,392	1,365	1,128

As of September 30, 2023, there was $1.1 million of unrecognized compensation cost related to unvested RSUs which is expected to be recognized over a weighted average period of 1.71 years.

The following table summarizes RSU activity:

(Unit amounts in thousands)	Restricted Stock Units Outstanding	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (in thousands)
Balance, October 3, 2020	122	$ 23.07	
Granted	43	33.22	
Vested	(36)	29.21	$ 1,191
Balance, October 2, 2021	**129**	**24.73**	
Granted	43	35.93	
Forfeited	(3)	22.09	
Vested	(49)	22.17	1,773
Balance, October 1, 2022	**120**	**29.88**	
Granted	57	30.53	
Forfeited	(10)	30.36	
Vested	(62)	25.71	1,911
BALANCE, SEPTEMBER 30, 2023	**105**	**35.07**	

Note 10 Income Taxes

The components of the provision for income taxes are as follows:

	Year Ended		
(Dollars in thousands)	September 30, 2023	October 1, 2022	October 2, 2021
Provision for income taxes:			
Current:			
Federal	$ 8,320	$ 33,377	$ 17,904
State	782	3,012	1,707
	9,102	36,389	19,611
Deferred:			
Federal	335	627	(180)
State	(97)	(300)	62
	238	327	(118)
INCOME TAXES	$ 9,340	$ 36,716	$ 19,493
EFFECTIVE INCOME TAX RATE	**22.4%**	**22.7%**	**22.6%**

The reconciliation between income taxes computed at the federal statutory rate and the provision for income taxes is as follows:

	Year Ended					
(Dollars in thousands)	September 30, 2023		October 1, 2022		October 2, 2021	
Provision for income taxes at federal statutory rate	$ 8,768	21.0%	$ 33,963	21.0%	$ 18,082	21.0%
State income taxes, net of federal tax benefit	548	1.3	2,108	1.3	1,544	1.8
Stock-based compensation	(55)	(0.1)	(255)	(0.2)	(253)	(0.3)
Valuation allowance	(29)	(0.1)	(41)	(0.0)	(134)	(0.2)
Nondeductible expenses and other, net	108	0.3	941	0.6	254	0.3
PROVISION FOR INCOME TAXES	**$ 9,340**	**22.4%**	**$ 36,716**	**22.7%**	**$ 19,493**	**22.6%**

The components of deferred tax assets and liabilities are as follows:

(In thousands)	September 30, 2023		October 1, 2022	
Deferred tax assets:				
Defined benefit plans	$	2,551	$	2,617
Accrued expenses and asset reserves		2,392		2,430
Stock-based compensation		1,288		1,176
R & E Capitalization		125		—
Operating lease liability		434		353
State net operating loss carryforwards and tax credits		158		142
Valuation allowance		(3)		(32)
Deferred tax assets		6,945		6,686
Deferred tax liabilities:				
Plant and equipment		(12,143)		(11,546)
Prepaid insurance		(1,123)		(1,279)
Right of use assets		(435)		(352)
Goodwill		(787)		(595)
DEFERRED TAX LIABILITIES		**(14,488)**		**(13,772)**
NET DEFERRED TAX LIABILITY	**$**	**(7,543)**	**$**	**(7,086)**

As of September 30, 2023 and October 1, 2022, we recorded deferred tax liabilities (net of valuation allowances) of $7.5 million and $7.1 million, respectively, in other liabilities on our consolidated balance sheet. We have $7.9 million of state NOLs that begin to expire in 2031, but principally expire between 2031 and 2038.

The realization of our deferred tax assets is entirely dependent upon our ability to generate future taxable income in applicable jurisdictions. GAAP requires that we periodically assess the need to establish a reserve against our deferred tax assets to the extent we no longer believe it is more likely than not that they will be fully realized. As of September 30, 2023, we recorded a valuation allowance of $3,000 pertaining to various state NOLs that were not expected to be utilized. The valuation allowance is subject to periodic review and adjustment based on changes in facts and circumstances and would be reduced should we utilize the state NOLs and tax credits against which an allowance had previously been provided or determine that such utilization was more likely than not. The $29,000 decrease in the valuation allowance during 2023 is primarily due to the expected utilization of state NOLs for which an allowance had been recorded.

As of September 30, 2023, we had no material, known tax exposures that required the establishment of contingency reserves for uncertain tax positions.

We classify interest and penalties related to unrecognized tax benefits as part of income tax expense. There were no interest and penalties related to unrecognized tax benefits incurred during 2023, 2022 and 2021.

We file U.S. federal income tax returns as well as state and local income tax returns in various jurisdictions. Federal and various state tax returns filed subsequent to 2018 remain subject to examination.

Note 11 Employee Benefit Plans

Supplemental retirement benefit plan

We have SRBAs with certain of our key employees (each, a "Participant"). Under the SRBAs, if the Participant remains in continuous service with us for a period of at least 30 years, we will pay the Participant a supplemental retirement benefit for the 15-year period following the Participant's retirement equal to 50% of the Participant's highest average annual base salary for five consecutive years in the 10-year period preceding the Participant's retirement. If the Participant retires prior to the later of age 65 or the completion of 30 years of continuous service with us, but has completed at least 10 years of continuous service, the amount of the Participant's supplemental retirement benefit will be reduced by 1/360th for each month short of 30 years that the Participant was employed by us.

The reconciliation of the projected benefit obligation, plan assets, funded status and amounts recognized for the SRBAs in our consolidated balance sheets is as follows:

(In thousands)	Year Ended					
	September 30, 2023		October 1, 2022		October 2, 2021	
Change in benefit obligation:						
Benefit obligation at beginning of year	$	11,779	$	12,888	$	11,610
Service cost		333		399		312
Interest cost		518		347		316
Actuarial (gain) loss		(900)		(1,650)		855
Distributions		(198)		(205)		(205)
BENEFIT OBLIGATION AT END OF YEAR	**$**	**11,532**	**$**	**11,779**	**$**	**12,888**
Change in plan assets:						
Actual employer contributions	$	198	$	205	$	205
Actual distributions		(198)		(205)		(205)
PLAN ASSETS AT FAIR VALUE AT END OF YEAR	**$**	**—**	**$**	**—**	**$**	**—**
Reconciliation of funded status to net amount recognized:						
Funded status	$	(11,532)	$	(11,779)	$	(12,888)
NET AMOUNT RECOGNIZED	**$**	**(11,532)**	**$**	**(11,779)**	**$**	**(12,888)**
Amounts recognized in accumulated other comprehensive loss:						
Unrecognized net loss	$	373	$	1,285	$	3,213
NET AMOUNT RECOGNIZED	**$**	**373**	**$**	**1,285**	**$**	**3,213**
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):						
Net (gain) loss	$	(900)	$	(1,650)	$	855
Amortization of net loss		(13)		(278)		(215)
TOTAL RECOGNIZED IN OTHER COMPREHENSIVE (LOSS) INCOME	**$**	**(913)**	**$**	**(1,928)**	**$**	**640**

In 2023, 2022 and 2021, the actuarial (gain) loss includes amounts resulting from changes in actuarial assumptions utilized to calculate our benefit plan obligation such as the discount rate, estimated future compensation levels and changes in plan participants.

The accumulated benefit obligation was $10.6 million and $10.7 million as of September 30, 2023 and October 1, 2022, respectively.

Net periodic pension cost for the SRBAs includes the following components:

(In thousands)	Year Ended					
	September 30, 2023		October 1, 2022		October 2, 2021	
Service cost	$	333	$	399	$	312
Interest cost		518		347		316
Amortization of net loss		13		278		215
NET PERIODIC PENSION COST	**$**	**864**	**$**	**1,024**	**$**	**843**

The assumptions used in the valuation of the SRBAs are as follows:

	Measurement Date		
	September 30, 2023	**October 1, 2022**	**October 2, 2021**
Assumptions at year-end:			
Discount rate	5.25%	4.50%	2.75%
Rate of increase in compensation levels	3.00%	3.00%	3.00%

The assumed discount rate is established as of our fiscal year-end measurement date. In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration, and high-quality bond yield curves applicable to the expected benefit payments of the SRBAs. The SRBAs expected rate of increase in compensation levels is based on the anticipated increases in annual compensation.

The projected benefit payments under the SRBAs are as follows:

Fiscal year(s)		(In thousands)
2024	$	611
2025		930
2026		855
2027		855
2028		855
2029 - 2033		4,745

Retirement savings plan

In 1996, we adopted the Retirement Savings Plan of Insteel Industries Inc. (the "Plan") to provide retirement benefits and stock ownership for our employees. The Plan is an amendment and restatement of our Employee Stock Ownership Plan. As allowed under Sections 401(a) and 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary deductions for eligible employees.

The Plan allows for discretionary contributions to be made by us as determined by the Board of Directors, which are allocated among eligible participants based on their compensation relative to the total compensation of all participants. Employees are permitted to contribute up to 75% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. We match employee contributions up to 100% of the first 1% and 50% of the next 5% of eligible compensation that is contributed by employees. Our contributions to the Plan were $1.7 million in 2023, $1.7 million in 2022 and $1.5 million in 2021.

Voluntary Employee Beneficiary Associations ("VEBA")

We have a VEBA which allows both us and our employees to make contributions to pay for medical costs. Our contributions to the VEBA were $6.5 million in 2023, $5.4 million in 2022 and $6.4 million in 2021. We are primarily self-insured for our employee's healthcare costs, carrying stop-loss insurance coverage for individual claims in excess of $175,000 per benefit plan year. Our self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, less amounts paid against such claims. We review current and historical claims data in developing our estimates.

Note 12 Commitments and Contingencies

Purchase commitments

As of September 30, 2023, we had $51.6 million in non-cancelable purchase commitments for raw material extending as long as approximately 90 days and $15.3 million of contractual commitments for the purchase of certain equipment that had not been fulfilled and are not reflected in our consolidated financial statements.

Legal proceedings

We are involved in lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. We do not expect the ultimate outcome or cost to resolve these matters will have a material adverse effect on our financial position, results of operations or cash flows.

Severance and change of control agreements

We have entered into a severance agreement with our Chief Executive Officer that provides him with certain termination benefits in the event his employment with us is terminated without cause. The initial term of the agreement was two years, and it automatically renews for successive one-year terms unless we or our Chief Executive Officer provide notice of termination as specified in the agreement. In the event of termination of the Chief Executive Officer's employment without cause, this agreement provides that he would receive termination benefits equal to one and one-half times his annual base salary in effect on the termination date and the continuation of health and welfare benefits for eighteen months. In addition, all of his stock options and restricted stock units would vest immediately, and outplacement services would be provided.

We have also entered into change in control agreements with key members of management, including our executive officers, which specify the terms of separation in the event that termination of their employment followed a change in control. The initial term of each agreement is two years, and they automatically renew for successive one-year terms unless we or the executive provide notice of termination as specified in the agreement. The agreements do not provide assurances of continued employment or specify the terms of an executive's termination should one occur in the absence of a change in control. The compensation payable under the terms of these agreements differs between the Chief Executive Officer and the other covered executives. In the event of termination of the Chief Executive Officer within two years of a change of control, he would receive severance benefits equal to two times base compensation, two times the average bonus for the prior three years and the continuation of health and welfare benefits for two years. In the event of such a termination of the other key members of management, including our other four executive officers, within two years of a change of control, they would receive severance benefits equal to one times base compensation, one times the average bonus for the prior three years and the continuation of health and welfare benefits for one year. In addition, for any covered executive that is terminated within two years of a change of control, all of their stock options and restricted stock units would vest immediately, and outplacement services would be provided.

Note 13 Leases

We have operating leases for certain equipment, office space and vehicles. We determine whether an arrangement is a lease at its inception if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases with an initial term of twelve months or less are not recorded on our consolidated balance sheet. Lease expense for operating leases with original terms of more than twelve months was $1.3 million in 2023, $1.4 million in 2022 and $1.4 million in 2021.

Most of our leases include options to extend or terminate the leases which are exercised at our sole discretion. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate as of the commencement date in determining the present value of lease payments, which represents an estimate of the interest rate we would incur at the lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term.

Supplemental cash flow and non-cash information related to leases is as follows:

	Year Ended	
(In thousands)	September 30, 2023	October 1, 2022
Cash paid for operating leases included in operating cash flows	$ 1,261	$ 1,418
Right-of-use assets obtained in exchange for new lease obligations	1,547	1,206

Supplemental balance sheet information related to leases is as follows:

(In thousands)	September 30, 2023	October 1, 2022
Right-of-use assets:		
Other assets	$ 1,939	$ 1,565
Lease liabilities:		
Accrued expenses	$ 999	$ 997
Other liabilities	936	572
TOTAL OPERATING LEASE LIABILITIES	$ 1,935	$ 1,569

The weighted average remaining lease terms and discount rates for operating leases are as follows:

	September 30, 2023	October 1, 2022
Weighted average lease term	2.2 years	1.7 years
Weighted average discount rate	7.1%	3.7%

Aggregate future operating lease payments as of September 30, 2023, are as follows:

(In thousands)		
2024	$	1,103
2025		636
2026		354
2027		6
2028		—
TOTAL FUTURE OPERATING LEASE PAYMENTS		2,099
Less: imputed interest		(164)
PRESENT VALUE OF LEASE LIABILITIES	$	1,935

Note 14 Earnings Per Share

The computation of basic and diluted earnings per share attributable to common shareholders is as follows:

	Year Ended					
(In thousands, except per share amounts)	September 30, 2023		October 1, 2022		October 2, 2021	
Net earnings	$	32,415	$	125,011	$	66,610
Basic weighted average shares outstanding		19,504		19,517		19,344
Dilutive effect of stock-based compensation		62		112		190
Diluted weighted average shares outstanding		19,566		19,629		19,534
Net earnings per share:						
Basic	$	1.66	$	6.41	$	3.44
Diluted		1.66		6.37		3.41

Options and RSUs that were antidilutive and not included in the diluted EPS calculation amounted to 69,000 shares in 2023, 49,000 shares in 2022 and 142,000 shares in 2021.

Note 15 Business Segment Information

Our operations are entirely focused on the manufacture and marketing of steel wire reinforcing products for concrete construction applications. Our concrete reinforcing products consist of two product lines: PC strand and WWR. Based on the criteria specified in ASC Topic 280, *Segment Reporting*, we have one reportable segment.

Our net sales by geographic region are as follows:

	Year Ended					
(In thousands)	September 30, 2023		October 1, 2022		October 2, 2021	
Net sales:						
United States	$	643,156	$	820,641	$	583,458
Foreign		6,032		6,191		7,143
TOTAL	$	649,188	$	826,832	$	590,601

Our sales by product line are as follows:

(In thousands)	Year Ended		
	September 30, 2023	October 1, 2022	October 2, 2021
Net sales:			
Welded wire reinforcement	$ 375,771	$ 495,401	$ 358,334
Prestressed concrete strand	273,417	331,431	232,267
TOTAL	$ 649,188	$ 826,832	$ 590,601

There were no customers that accounted for 10% or more of our net sales in 2023, 2022 or 2021.

Note 16 Other Financial Data

Balance sheet information:

(In thousands)	September 30, 2023	October 1, 2022
Accounts receivable, net:		
Accounts receivable	$ 63,735	$ 82,043
Less allowance for credit losses	(311)	(397)
TOTAL	$ 63,424	$ 81,646
Inventories:		
Raw materials	$ 39,341	$ 108,894
Work in process	5,852	8,817
Finished goods	58,113	79,943
TOTAL	$ 103,306	$ 197,654
Other current assets:		
Prepaid insurance	$ 4,043	$ 4,563
Other	2,410	3,153
TOTAL	$ 6,453	$ 7,716
Other assets:		
Cash surrender value of life insurance policies	$ 10,586	$ 9,938
Right-of-use assets	1,939	1,565
Capitalized financing costs, net	175	41
Other	111	121
TOTAL	$ 12,811	$ 11,665
Property, plant and equipment, net:		
Land and land improvements	$ 15,107	$ 14,947
Buildings	56,653	55,044
Machinery and equipment	198,528	191,790
Construction in progress	18,019	11,745
	288,307	273,526
Less accumulated depreciation	(168,293)	(165,370)
TOTAL	$ 120,014	$ 108,156

(In thousands)		September 30, 2023		October 1, 2022
Accrued expenses:				
Salaries, wages and related expenses	$	5,082	$	8,128
Customer rebates		2,132		2,760
Property taxes		1,912		1,782
Operating lease liabilities		999		997
Sales allowance reserves		745		1,013
State sales and use taxes		268		595
Income taxes		187		—
Other		484		525
TOTAL	**$**	**11,809**	**$**	**15,800**
Other liabilities:				
Deferred compensation	$	11,374	$	11,747
Deferred income taxes		7,543		7,086
Operating lease liabilities		936		572
TOTAL	**$**	**19,853**	**$**	**19,405**

Note 17 Product Warranties

Our products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. We warrant our products to meet certain specifications, and actual or claimed deficiencies from these specifications may give rise to claims. We do not maintain a reserve for warranties as the historical claims have been immaterial. We maintain product liability insurance coverage to minimize our exposure to such risks.

Note 18 Share Repurchases

On November 18, 2008, our Board of Directors approved a share repurchase authorization to buy back up to $25.0 million of our outstanding common stock (the "Authorization"). Under the Authorization, repurchases may be made from time to time in the open market or in privately negotiated transactions subject to market conditions, applicable legal requirements and other factors. We are not obligated to acquire any particular amount of common stock and the program may be commenced or suspended at any time at our discretion without prior notice.

The Authorization continues in effect until terminated by the Board of Directors. During the years ended September 30, 2023, and October 1, 2022, the Company repurchased $2.3 million or 80,352 shares of its common stock and $1.2 million or 41,706 shares of its common stock, respectively. As of September 30, 2023, there was $21.2 million remaining available for future share repurchases under this Authorization. There were no share repurchases during 2021.

Report of Independent Registered Public Accounting Firm Consolidated Financial Statements

Board of Directors and Shareholders

Insteel Industries Inc.:

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Insteel Industries Inc. (a North Carolina corporation) and subsidiaries (the "Company") as of September 30, 2023 and October 1, 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and October 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated October 26, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2002.

Charlotte, North Carolina

October 26, 2023

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of September 30, 2023. This evaluation was conducted under the supervision and with the participation of management, including our principal executive officer and our principal financial officer. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that such information is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes: (1) maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets; (2) providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and (3) providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting can only provide reasonable assurance that a misstatement of financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 Internal Control – Integrated Framework. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of September 30, 2023. During the quarter ended September 30, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of September 30, 2023, which appears below.

Report of Independent Registered Public Accounting Firm Internal Control Over Financial Reporting

Board of Directors and Shareholders

Insteel Industries Inc.:

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Insteel Industries Inc. (a North Carolina corporation) and subsidiaries (the "Company") as of September 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended September 30, 2023, and our report dated October 26, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding

of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Grant Thornton LLP

Charlotte, North Carolina

October 26, 2023

Item 9B   Other Information

Insider Adoption or Termination of Trading Arrangements

During the fiscal quarter ended September 30, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

Item 9C   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10   Directors, Executive Officers and Corporate Governance

The information called for by this item and not presented herein appears under the captions "Item Number One: Election of Directors", "Security Ownership of Directors and Executive Officers – Delinquent Section 16(a) Reports" and "Corporate Governance Guidelines and Board Matters" in our Proxy Statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference. Information on executive officers appears under the caption "Information About Our Executive Officers" in Part I of this report.

We have adopted a Code of Business Conduct that applies to all directors, officers and employees, which is available on our website at https://investor.insteel.com. To the extent permissible under applicable law (the rules of the SEC or NYSE listing standards), we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting on our website any amendment or waiver to a provision of our Code of Business Conduct that requires disclosure under applicable law (the rules of the SEC or NYSE listing standards). Our website does not constitute part of this Annual Report on Form 10-K.

Item 11   Executive Compensation

The information called for by this item appears under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Director Compensation" in our Proxy Statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 12   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this item appears under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in our Proxy Statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 13   Certain Relationships and Related Transactions, and Director Independence

The information called for by this item appears under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance Guidelines and Board Matters" in our Proxy Statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

Item 14   Principal Accounting Fees and Services

The information called for by this item appears under the caption "Item Number Three: Ratification of the Appointment of Grant Thornton LLP" in our Proxy Statement for the 2024 Annual Meeting of Shareholders and is incorporated herein by reference.

PART IV

Item 15 Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The financial statements as set forth under Item 8 are filed as part of this report.

(a)(2) Financial Statement Schedules

All other schedules have been omitted because they are either not required or not applicable.

(a)(3) Exhibits

The list of exhibits filed as part of this annual report is set forth on the Exhibit Index immediately preceding the signatures to this annual report and is incorporated herein by reference.

(b) Exhibits

See Exhibit Index on pages 49 and 50.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

Item 16 Form 10-K Summary

None.

Exhibit Index

Exhibit Number	Description
3.1	Restated Articles of Incorporation for the Company (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 filed on May 2, 1985).
3.2	Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated May 3, 1988).
3.3	Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 1999 filed on May 14, 1999).
3.4	Articles of Amendment to the Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2010 filed on April 26, 2010).
3.5	Bylaws of the Company (as last amended August 15, 2023) (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on August 15, 2023).
4.1	Description of Securities (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed on October 25, 2019).
10.1	Third Amended and Restated Credit Agreement dated as of May 15, 2019, among Insteel Wire Products Company, as Borrower; Insteel Industries, Inc., as a Credit Party; and Wells Fargo Bank, as Agent and Lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 16, 2019).
10.2	Guaranty and Second Amended and Restated Security Agreement dated as of May 15, 2019, among Insteel Industries, Inc., Insteel Wire Products Company, Intercontinental Metals Corporation, and Wells Fargo Bank, as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed May 16, 2019).
10.3	First Amendment to Third Amended and Restated Credit Agreement dated as of March 15, 2023, among Insteel Wire Products Company, as Borrower; Insteel Industries, Inc., as Parent, and Wells Fargo Bank, N.A., as Agent and Lender (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed March 17, 2023).
10.4*	Change in Control Severance Agreement between the Company and James F. Petelle dated November 14, 2006 (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K filed on November 16, 2006).
10.5*	Amended and Restated Retirement Security Agreement by and between the Company and H.O. Woltz III dated September 19, 2007 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 21, 2007).
10.6*	Form of Retirement Security Agreement between the Company and each of Michael C. Gazmarian, James F. Petelle and Richard T. Wagner, respectively, dated September 19, 2007; each agreement is substantially identical to the form in all material respects (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on September 21, 2007).
10.7*	Form of Amended and Restated Change in Control Severance Agreements between the Company and each of H.O. Woltz III and Michael C. Gazmarian, respectively, each dated November 14, 2006; each agreement is substantially identical to the form in all material respects (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on November 16, 2006).
10.8*	Form of Amended and Restated Severance Agreements with H.O. Woltz III and Michael C. Gazmarian dated November 14, 2006 (each agreement is substantially identical to the form in all material respects) (incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K filed on November 16, 2006).
10.9*	Letter of Employment between the Company and James F. Petelle, dated August 23, 2006 (incorporated by reference to Exhibit 99.7 of the Company's Current Report on Form 8-K filed on November 16, 2006).
10.10*	Amended and Restated Change in Control Severance Agreement between the Company and Richard T. Wagner dated November 14, 2006 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed on February 15, 2007).
10.11*	Summary of amendments to the Insteel Industries, Inc. Director Compensation Plan (incorporated by reference to exhibit 10.23 of the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2008 filed on November 18, 2008).
10.12*	Insteel Industries, Inc. Return on Capital Incentive Compensation Plan (as amended and restated effective August 12, 2008) (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 13, 2009).

Exhibit Number	Description
10.13*	2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 99 filed with the Company's Registration Statement on Form S-8, filed with the SEC on February 17, 2015 (File No. 333-202128)).
10.14*	Form of Restricted Stock Unit Agreement under the 2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K filed on October 25, 2019).
10.15*	Form of Stock Option Agreement under the 2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K filed on October 25, 2019).
10.16*	2019 Declaration of Amendment to 2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed on February 28, 2020 (File No. 333-236744)).
10.17*	Form of Amendment of Restricted Stock Unit Agreement under the 2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on March 21, 2022)
10.18*	Form of Amendment of Stock Option Agreement under the 2015 Equity Incentive Plan of Insteel Industries, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on March 21, 2022)
10.19*	Insteel Industries, Inc. Retirement Security Agreement between Insteel Industries, Inc. and James R. York, dated July 9, 2018.
10.20*	Change in Control Severance Agreement between Insteel Industries Inc. and James R. York, dated July 9, 2018.
10.21*	Letter of Employment between the Company and Elizabeth C. Southern dated April 26, 2023 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on July 20, 2023).
10.22*	Change in Control Severance Agreement between the Company and Elizabeth C. Southern dated June 5, 2023 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on July 20, 2023).
10.23*	Amended and Restated Retirement Security Agreement between the Company and Elizabeth C. Southern dated June 5, 2023 (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on July 20, 2023).
21.1	List of Subsidiaries of Insteel Industries, Inc. at September 30, 2023.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney (included on the signature pages hereto).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Insteel Industries, Inc. Clawback Policy for Executive Officers.
101	The following financial information from our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, filed on October 26, 2023, formatted in iXBRL (Inline eXtensible Business Reporting Language) includes: (i) the Consolidated Statements of Operations for the years ended September 30, 2023, October 1, 2022, and October 2, 2021, (ii) the Consolidated Statements of Comprehensive Income for the years ended September 30, 2023, October 1, 2022, and October 2, 2021, (iii) the Consolidated Balance Sheets as of September 30, 2023, and October 1, 2022, (iv) the Consolidated Statements of Cash Flows for the years ended September 30, 2023, October 1, 2022 and October 2, 2021, (v) the Consolidated Statements of Shareholders' Equity as of September 30, 2023, October 1, 2022, and October 2, 2021 and (vi) the Notes to Consolidated Financial Statements.
104	The cover page from our Annual Report on Form 10-K for the year ended September 30, 2023, filed October 26, 2023, formatted in iXBRL (included in Exhibit 101).

*   *Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.*
   Our SEC file number reference for documents filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, is 1-09929.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INSTEEL INDUSTRIES, INC.

      Registrant

By: /S/ SCOT R. JAFROODI

    Scot R Jafroodi

    Vice President, Chief Financial Officer and Treasurer

Date: October 26, 2023

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally H.O. Woltz III, Scot R. Jafroodi and Elizabeth C. Southern, and each one of them, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on October 26, 2023 below by the following persons on behalf of the registrant and in the capacities indicated:

Name and Signature	Position(s)
/s/ H. O. WOLTZ III	
H. O. WOLTZ III	*President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)*
/s/ SCOT R. JAFROODI	
SCOT R. JAFROODI	*Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)*
/s/ ABNEY S. BOXLEY III	
ABNEY S. BOXLEY III	*Director*
/s/ ANNE H. LLOYD	
ANNE H. LLOYD	*Director*
/s/ W. ALLEN ROGERS II	
W. ALLEN ROGERS II	*Director*
/s/ JON M. RUTH	
JON M. RUTH	*Director*
/s/ JOSEPH A. RUTKOWSKI	
JOSEPH A. RUTKOWSKI	*Director*
/s/ G. KENNEDY THOMPSON	
G. KENNEDY THOMPSON	*Director*

Exhibit 21.1 List of Subsidiaries of Insteel Industries Inc.

The following is a list of our subsidiaries as of September 30, 2023, each of which is wholly-owned:

Name	State or Other Jurisdiction of Incorporation
Insteel Wire Products Company	North Carolina
Intercontinental Metals Corporation	North Carolina

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

We have issued our reports dated October 26, 2023 with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Insteel Industries, Inc. on Form 10-K for the year ended September 30, 2023. We consent to the incorporation by reference of said reports in the Registration Statements of Insteel Industries, Inc. on Forms S-8 (File No. 033-61889, File No. 033-61887, File No. 333-236744, File No. 333-48011, File No. 333-30934, File No. 333-123325, File No. 333-179670, and File No. 333-202128).

/s/ Grant Thornton LLP

Charlotte, North Carolina

October 26, 2023

CORPORATE INFORMATION

Board of Directors

ABNEY S. BOXLEY, III [2,3]
Retired Executive Vice President
Summit Materials, Inc.

ANNE H. LLOYD [1,2]
Retired Executive Vice President and
Chief Financial Officer
Martin Marietta Materials, Inc.

W. ALLEN ROGERS II [1,3]
Lead Independent Director
Retired Principal
Ewing Capital Partners, LLC
Partner
Peter Browning Partners, LLC

JON M. RUTH [2,3]
Retired Vice President
Cargill

JOSEPH A. RUTKOWSKI [2,3]
Retired Principal
Winyah Advisors LLC

G. KENNEDY THOMPSON [1,2]
Retired Partner
Aquiline Capital Partners LLC

H.O. WOLTZ III
Chairman, President and
Chief Executive Officer
Insteel Industries Inc.

---

[1] Member of the Audit Committee

[2] Member of the Executive Compensation Committee

[3] Member of the Nominating and Governance Committee

Executive Officers

H.O. WOLTZ III
Chairman, President and
Chief Executive Officer

SCOT R. JAFROODI
Vice President,
Chief Financial Officer and Treasurer

ELIZABETH C. SOUTHERN
Vice President Administration,
Secretary and Chief Legal Officer

RICHARD T. WAGNER
Senior Vice President,
Chief Operating Officer

JAMES R. YORK
Senior Vice President,
Sourcing and Logistics

Shareholder Information

CORPORATE HEADQUARTERS
1373 Boggs Drive
Mount Airy, North Carolina 27030
(336) 786-2141

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Grant Thornton LLP
Charlotte, North Carolina

ANNUAL MEETING
Insteel shareholders are invited to attend our annual meeting, which will be held on February 13, 2024 at 9:00 a.m. ET at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030.

COMMON STOCK
Insteel's common stock trades on the New York Stock Exchange under the symbol IIIN. As of October 24, 2023, there were 449 shareholders of record.



SHAREHOLDER SERVICES
For change of name, address or ownership of stock; to replace lost stock certificates; or to consolidate accounts, please contact:
Equiniti Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449
https://equiniti.com/us/ast-access/individuals/

INVESTOR RELATIONS
For information on Insteel, additional copies of this report or other financial information, contact Investor Relations at (336) 786-2141 or investors@insteel.com. You may also visit the Investors section of our web site at *http://investor.insteel.com*.

Forward-Looking Statements

Any statements in this 2023 Annual Report that are not entirely historical in nature constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For important information regarding forward-looking statements, please read the "Cautionary Note Regarding Forward-Looking Statements" on page 4 of Insteel's Annual Report on Form 10-K for the year ended September 30, 2023, which is included as part of this 2023 Annual Report.



1373 Boggs Drive
Mount Airy, North Carolina 27030
www.insteel.com